Barclays PLC

1

Exhibit 99.1
Barclays PLC

This exhibit

includes portions

from

the previously

published Results

Announcement of

Barclays

PLC relating

to the

three months
ended

31

March

2020,

as

amended

in

part

to

comply

with

the

requirements

of

Regulation

G

and

Item

10(e)

of

Regulation

S-K
promulgated

by the

US Securities

and Exchange

Commission (SEC),

including the

reconciliation

of certain

financial information

to
comparable

measures

prepared

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

The

purpose

of

this
document

is

to

provide

such

additional

disclosure

as

required

by

Regulation

G

and

Regulation

S-K

item

10(e),

to

delete

certain
information

not in

compliance with

SEC regulations

and to

include reconciliations

of certain

non-IFRS figures

to the

most directly
equivalent

IFRS

figures

for

the

periods

presented.

This

document

does

not

update

or

otherwise

supplement

the

information
contained

in

the

previously

published

Results

Announcement.

Any

reference

to

a

website

in

this

document

is

made

for
informational purposes only, and information

found at such websites is not incorporated by reference

into this document.

An audit opinion has not been rendered in respect of this document.

Notes

Barclays PLC

The terms Barclays or Group

refer to Barclays

PLC together with its subsidiaries. Unless otherwise stated,

the income statement analysis compares the

three
months ended 31 March

2020 to the corresponding

three months of 2019

and balance sheet analysis as

at 31 March 2020

with comparatives relating

to 31
December 2019

and 31

March

2019. The

abbreviations ‘£m’

and

‘£bn’ represent

millions and

thousands of

millions of

Pounds

Sterling

respectively; the
abbreviations ‘$m’ and ‘$bn’ represent

millions and thousands of millions of

US Dollars respectively; and the abbreviations

‘€m’ and ‘€bn’ represent millions
and thousands of millions of Euros respectively.
There are a number

of key judgement areas,

for example impairment calculations, which

are based on models and which

are subject to ongoing adjustment
and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are

not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS)
are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information

in this

announcement, which

was approved

by the

Board of

Directors on

28 April

2020, does

not comprise

statutory accounts

within the
meaning of

Section 434

of the

Companies Act

2006. Statutory

accounts for

the year

ended 31

December 2019,

which contain

an unmodified audit

report
under Section 495

of the Companies

Act 2006

(which did not

make any

statements under

Section 498 of

the Companies Act

2006) will be

delivered to

the
Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual

practice, Barclays

expects that

from time

to time

over the

coming quarter

it will

meet with

investors

globally to

discuss these

results and

other
matters relating to the Group.

Non-IFRS performance measures
Barclays

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the

readers

of

the
financial statements as they

enable the reader to identify

a more consistent basis

for comparing the businesses’ performance between

financial periods and
provide more detail conc

erning the elements of performance which

the managers of these businesses

are most directly able to

influence or are relevant

for
an assessment

of the

Group.

They also

reflect an

important aspect

of the

way

in which

operating

targets

are defined

and performance

is monitored

by
Barclays management. However,

any non-IFRS performance

measures in this document

are not a

substitute for

IFRS measures and

readers should consider
the IFRS

measures as

well. Refer

to the

appendix on

pages 35

to 43

for further

information and

calculations of

non-IFRS performance

measures included
throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding

litigation and conduct represents attributable

profit excluding litigation and conduct charges.

The comparable IFRS measure is
attributable profit. A reconciliation is provided on pages 37 to 42;

– Average allocated equity represents the average

shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A
reconciliation is provided on pages 37 to 41;

– Average allocated tangible

equity is calculated as the average

of the previous month’s period

end allocated tangible equity and the current

month’s period
end allocated

tangible equity.

The average

allocated tangible

equity for

the period

is the

average of

the monthly

averages within

that period.

Period end
allocated tangible equity

is calculated as

13.5% (2019: 13.0%) of

RWAs for

each business, adjusted for

capital deductions, excluding

goodwill and intangible
assets, reflecting the assumptions the Group uses for

capital planning purposes. Head Office allocated tangible equity represents the difference between the
Group’s tangible

shareholders’ equity and the amounts

allocated to businesses. The comparable

IFRS measure is average

equity. A reconciliation

is provided
on pages 37 to 41;

– Average tangible

shareholders’ equity is calculated

as the average

of the previous month’s

period end tangible equity and

the current month’s

period end
tangible equity.

The average

tangible shareholders’

equity for

the period

is the

average of

the monthly

averages

within that

period. The

comparable IFRS
measure is average equity. A reconciliation is provided on pages 37 to 41;

– Basic earnings per

share excluding litigation

and conduct is

calculated by dividing statutory

profit after tax

attributable to ordinary

shareholders excluding
litigation and conduct charges, by the basic weighted

average number of shares. The comparable IFRS

measure is basic earnings per share. A reconciliation is
provided on page 37;

– Cost:

income ratio

excluding litigation

and conduct

represents operating

expenses excluding

litigation and

conduct charges,

divided by total

income. The
comparable IFRS measure is cost: income ratio. A reconciliation is provided on pages 37 to 41;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure
is operating expenses. A reconciliation is provided on pages 37 to 41;

– Profit

before tax

excluding litigation

and conduct

represents profit

before tax

excluding litigation

and conduct

charges. The

comparable IFRS

measure is
profit before tax. A reconciliation is provided on pages 37 to 42;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 43;

–

Return

on

average

allocated

tangible equity

is

calculated

as

the annualised

profit

after

tax

attributable

to

ordinary

equity

holders of

the parent,

as

a
proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 43;

– Return on

average allocated

tangible equity excluding

litigation and conduct is

calculated as the

annualised profit after tax

attributable to ordinary

equity
holders of the parent

excluding litigation and

conduct charges, as

a proportion of average

allocated tangible equity.

The comparable IFRS

measure is return
on equity. A reconciliation is provided on page 43;

– Return

on average

tangible shareholders’ equity

is calculated

as the annualised

profit after

tax attributable

to ordinary

equity holders of

the parent, as

a
proportion of average

shareholders’ equity excluding

non-controlling interests and

other equity instruments

adjusted for the

deduction of intangible

assets
and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 43; and

– Tangible

net asset

value per

share

is calculated

by

dividing shareholders’

equity,

excluding non-controlling

interests

and other

equity instruments,

less
goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 42.

Notes

Barclays PLC

Forward-looking statements
This document contains

certain forward-looking statements

within the meaning of

Section 21E of

the US Securities Exchange

Act of 1934, as

amended, and
Section 27A

of the

US Securities

Act

of 1933,

as amended,

with respect

to

the Group.

Barclays

cautions readers

that no

forward-looking statement

is

a
guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking

statements. These

forward-looking statements

can be

identified by

the fact

that they

do not

relate only

to historical

or current

facts.
Forward-looking statements sometimes use words such as ‘may’,

‘will’, ‘seek’,

‘continue’,

‘aim’, ‘anticipate’,

‘target’, ‘projected’,

‘expect’, ‘estimate’,

‘intend’,
‘plan’,

‘goal’,

‘believe’,

‘achieve’ or

other words

of similar meaning.

Forward-looking statements

can be

made in writing

but also

may be

made verbally

by
members of

the management

of the

Group (including,

without limitation,

during management

presentations to

financial analysts)

in connection

with this
document.

Examples of

forward-looking

statements

include, among

others,

statements

or

guidance regarding

or

relating to

the Group’s

future

financial
position,

income

growth,

assets,

impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other

regulatory

ratios,

payment

of

dividends
(including dividend

payout

ratios

and

expected

payment

strategies),

projected

levels

of growth

in the

banking

and

financial markets,

projected

costs

or
savings,

any commitments

and targets,

estimates

of capital

expenditures, plans

and objectives

for

future

operations,

projected employee

numbers, IFRS
impacts and

other statements

that are

not historical

fact. By

their nature,

forward-looking statements

involve risk

and uncertainty

because they

relate to
future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may

be affected by
changes

in

legislation,

the

development

of

standards

and

interpretations

under IFRS,

including

evolving

practices

with

regard

to

the

interpretation

and
application

of

accounting

and

regulatory

standards,

the

outcome

of

current

and

future

legal

proceedings

and

regulatory

investigations,

future

levels

of
conduct provisions, the policies and

actions of governmental and regulatory

authorities, geopolitical risks and the impact

of competition. In addition, factors
including (but not limited to) the following may have an effect:

capital, leverage and other regulatory rules applicable to past, current and future periods; UK,
US,

Eurozone

and global

macroeconomic and

business conditions;

the effects

of any

volatility in

credit markets;

market

related

risks such

as changes

in
interest rates

and foreign

exchange rates;

effects of

changes in

valuation of

credit market

exposures; changes

in valuation

of issued

securities; volatility in
capital

markets;

changes

in

credit

ratings

of

any

entity

within

the

Group

or

any

securities

issued

by

such

entities;

direct

and

indirect

impacts

of

the
coronavirus (COVID-19) pandemic; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the
UK and globally; and

the success of future

acquisitions, disposals and other strategic

transactions. A number of these

influences and factors

are beyond the
Group’s

control.

As a

result, the

Group’s

actual financial

position, future

results, dividend

payments, capital,

leverage

or other

regulatory ratios

or other
financial and non-financial metrics or performance measures

may differ materially from

the statements or guidance set

forth in the Group’s

forward-looking
statements. Additional

risks and

factors which

may impact the

Group’s future

financial condition and

performance are identified

in our

filings with the

SEC
(including, without limitation, our Annual Report

on Form 20-F for

the fiscal year ended

31 December 2019 and our

Q1 2020 Results Announcement

for the
three months ended 31 March 2020 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.
Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and

ongoing information, we undertake

no obligation to update

publicly or revise any

forward-looking statements, whether

as a result

of new
information, future events or otherwise.

Performance Highlights

Barclays PLC

●

Group return on equity

(RoE) was 4.4%.

Group return on tangible

equity (RoTE) of

5.1% was resilient despite

the initial impacts
from the COVID-19 pandemic, reflecting the benefits of the Group’s diversified business model
●

Group statutory profit before tax

was £0.9bn (Q119: £1.5bn) and statutory earnings per share (EPS) was 3.5p (Q119: 6.1p)
●

Common equity tier 1 (CET1) ratio was 13.1% (December 2019: 13.8%)
●

Net asset value (NAV)

per share was 332p (December 2019: 309p).

Tangible net asset

value (TNAV) per share

increased to 284p
(December

2019:

262p)

reflecting

3.5p

of

statutory

EPS

and

positive

reserve

movements,

including

retirement

benefit

re-
measurements and currency translation reserves
●

We

are

implementing

the government

and

Bank

of

England’s

business

support

programmes

and

have

introduced

additional
measures to

back UK

companies

ourselves

as

part of

our response

to

the COVID

-19 pandemic.

As

at

24 April

2020 we

have
facilitated

significant

commercial

paper

issuance

though

the

Covid

Corporate

Financing

Facility,

lent

£737m

in

Coronavirus
Business Interruption

Loans, approved

over 238,000

mortgage

and loan

payment

holidays,

and over

6 million

customers

and
clients are

currently paying

no personal

overdraft

or business

banking charges.

We

have

launched a

community aid

package;
through which we are donating £100m to support those who are being hardest hit by COVID

-19
●

Group profit before

tax was £0.9bn

(Q119: £1.5bn).
Income increased 20%,

while operating expenses

were stable, resulting

in
an improved cost: income ratio of 52% (Q119: 63%). Barclays

International delivered positive cost: income jaws of 29%, partially offset by

Barclays

UK negative

cost:

income jaws

of 6%.

Credit impairment

charges

increased to

£2.1bn (Q119:

£0.4bn). This
increase primarily reflects £0.4bn in respect of

single name wholesale loan charges in the quarter and

£1.2bn net impact from a
revised

Baseline

scenario

(the

“COVID-19

scenario”),

reflecting

forecast

deterioration

in

macroeconomic

variables

(including
expected peak unemployment levels and troughs in GDP for

the UK and US economies), partially offset by the estimated

impact
of central bank, government and other support measures
●

Barclays

UK

profit

before

tax

was

£0.2bn

(Q119:

£0.6bn).
Income

decreased

4%

reflecting

ongoing

margin

pressure

and
reduced fees

as a result

of the removal

of certain fees

in overdrafts

and UK cards.

Operating expenses

increased 2%

reflecting
higher restructuring

spend. Credit

impairment charges

increased to

£0.5bn (Q119: £0.2bn)

reflecting impacts from

the COVID-
19 scenario
●

Barclays

International

profit

before

tax

was

£0.8bn

(Q119: £1.1bn).

Income

grew

30%

due to

a

particularly strong

Markets
performance

within

the

Corporate

and

Investment

Bank

(CIB),

while

operating

expenses

increased

1%,

resulting

in

positive
cost: income jaws of 29%.

Credit impairment charges increased

to £1.6bn (Q119: £0.2bn) reflecting

single name wholesale loan
charges

and

impacts

from

the

COVID-19

scenario.

Higher

credit

impairment

charges

within

Consumer,

Cards

and

Payments
(CC&P) resulted in a loss before tax of £0.4bn (Q119: profit before tax £0.3bn)

Performance Highlights

Barclays PLC

Barclays Group results
for the three months ended
31.03.20 31.03.19
£m £m % Change
Total income 6,283 5,252 20
Credit impairment charges (2,115) (448)

Net operating income 4,168 4,804 (13)
Operating expenses (3,253) (3,257) -
Litigation and conduct (10) (61) 84
Total operating expenses (3,263) (3,318) 2
Other net income/(expenses) 8 (3)

Profit before tax 913 1,483 (38)
Tax charge (71) (248) 71
Profit after tax 842 1,235 (32)
Non-controlling interests (16) (17) 6
Other equity instrument holders (221) (180) (23)
Attributable profit 605 1,038 (42)
Performance measures
Return on average shareholders' equity 4.4% 7.8%
Return on average tangible shareholders' equity 5.1% 9.2%
Average shareholders' equity (£bn)

55.2

53.2
Average tangible shareholders' equity (£bn)

47.0

45.2
Cost: income ratio 52% 63%
Loan loss rate (bps) 223 54
Basic earnings per share 3.5p 6.1p
Performance measures excluding

litigation and conduct
1
Profit before tax 923 1,544 (40)
Attributable profit 604 1,084 (44)
Return on average tangible shareholders' equity 5.1% 9.6%
Cost: income ratio 52% 62%
Basic earnings per share 3.5p 6.3p
As at 31.03.20 As at 31.12.19 As at 31.03.19
Balance sheet and capital management
2
£bn £bn £bn
Net asset value per share 332p 309p 312p
Tangible net asset value per share 284p 262p 266p
Common equity tier 1 ratio 13.1% 13.8% 13.0%
Common equity tier 1 capital 42.5 40.8 41.4
Risk weighted assets 325.6 295.1 319.7
Average UK leverage ratio 4.5% 4.5% 4.6%
UK leverage ratio 4.5% 5.1% 4.9%
Funding and liquidity
Group liquidity pool (£bn) 237 211 232
Liquidity coverage ratio 155% 160% 160%
Loan: deposit ratio 79% 82% 80%

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.
2

Refer to pages 25 to 30 for further

information on how capital, RWAs

and leverage are calculated.

Group Finance Director’s Review

Barclays PLC

Group performance
●

RoE was 4.4%

(Q119: 7.8%). RoTE, excluding

litigation and conduct,

was resilient at

5.1% (Q119: 9.6%). EPS,

excluding litigation
and conduct, was 3.5p (Q119: 6.3p), while statutory EPS was also 3.5p (Q119: 6.1p)
●

Profit before tax

was £913m (Q119:

£1,483m). Excluding litigation

and conduct, profit

before tax

was £923m (Q119:

£1,544m),
as positive

operating leverage

from a

20% increase

in income

and stable

operating expenses

were offset

by materially

higher
credit impairment charges
●

Total

income increased

20% to

£6,283m. Barclays

UK income

decreased 4%

due to

ongoing margin

pressure, including

lower
interest

earning

lending

(IEL)

balances

in

UK

cards

and

deposit

margin

compression,

and

lower

fees

due

to

the

removal

of
certain

fees

in

overdrafts

and

UK

cards.

Barclays

International

income

increased

30%,

with

CIB

income

up

44%

and

CC&P
income down 4%.

Within CIB, Markets

income increased

due to a

strong performance

in macro,

credit, and equity

derivatives.
Banking fees income increased despite

a decline in the overall fee

pool
1
. Transaction banking

income also increased, offset

by a
reduction

in

Corporate

lending.

CC&P

income

reflected

lower

balances on

co-branded

cards

and

reduced

payments

activity,
partially offset by the positive impact of appreciation in average USD against

GBP
●

Credit

impairment

charges

increased

to

£2,115m

(Q119:

£448m).

This

increase

reflects

£405m

in

respect

of

single

name
wholesale

loan

charges

in

the

quarter

and

£1.2bn

net

impact

from

a

revised

Baseline

scenario

(the

“COVID-19

scenario”),
reflecting

forecast

deterioration

in

macroeconomic

variables,

partially

offset

by

the

estimated

impact

of

central

bank,
government

and

other

support

measures.

The

COVID-19

scenario

also

includes

a

specific

charge

of

£300m

to

reflect

the
probability of a sustained

period of low oil

prices. The £150m provision for

UK economic uncertainty

held at year-end 2019

has
been incorporated within the updated scenario
●

The Group cost:

income ratio

was 52%

(Q119: 63%). Operating

expenses were

stable at

£3,253m (Q119:

£3,257m). The Group
delivered positive cost:

income jaws of

20%, reflecting positive

cost: income

jaws in CIB

and CC&P of

40% and 6% respectively,
partially offset

by

negative

cost:

income

jaws

in

Barclays

UK

of 6%.

This

resulted

in

the

Group

cost:

income

ratio,

excluding
litigation and conduct, reducing to 52% (Q119: 62%)
●

The statutory

effective

tax rate

was 7.8%,

which included a

tax benefit

recognised for

the re-measurement

of UK

deferred tax
assets as

a result

of UK

corporation

tax

being maintained

at a

rate

of 19%.

The Group’s

effective

tax

rate

for

the full

year

is
expected to be around 20%, excluding litigation and conduct
●

Attributable

profit

was

£605m

(Q119:

£1,038m).

Excluding

litigation

and

conduct,

attributable

profit

was

£604m

(Q119:
£1,084m), generating a RoTE of 5.1% (Q119: 9.6%) and EPS of 3.5p (Q119: 6.3p)
●

Total assets increased to £1,444bn (December 2019: £1,140bn) primarily driven by a £113bn increase in derivative assets, £74bn increase in cash collateral

and settlement balances,

and £60bn increase in financial

assets at fair value due to decreases

in interest
rate forward curves, increased corporate

loan drawdowns, the appreciation of period

end USD against

GBP and increased client
activity. The increases

in derivative assets

were broadly matched

by the increase

in derivative

liabilities,

which increased

£110bn

●

NAV per

share was

332p

(December 2019: 309p). TNAV

per share

increased to 284p

(December 2019: 262p) reflecting

3.5p of
statutory EPS

and positive

reserve movements,

including retirement

benefit re-measurements

and currency

translation reserves

1

Data Source: Dealogic, for the period covering

1 January to 31 March 2020.

Barclays UK
●

Profit

before

tax

was £195m

and RoE

was 5.0%

(Q119: 12.2%).

Profit

before

tax,

excluding

litigation

and conduct,

decreased
66% to £200m. RoTE was 6.8% (Q119: 16.4%) reflecting the challenging operating environment
●

Total

income decreased

4% to

£1,704m. A

4% reduction

in net

interest

income to

£1,412m (resulting

in a

lower net

interest
margin (NIM) of 2.91% (Q119:

3.18%)) reflected lower

IEL balances in UK cards,

reduced overdraft balances and

deposit margin
compression, partially offset by liquidity pool investment gains.

Net fee, commission and other income decreased 5% to £292m,
reflecting the removal of certain fees in overdrafts

and UK cards, and planned lower debt sales
–

Personal Banking

income was

stable at

£968m (Q119:

£964m), with deposit

margin compression

and the removal

of
certain fees in overdrafts offset by

liquidity pool investment gains and a tax refund
–

Barclaycard

Consumer

UK

income

decreased

11%

to

£436m

reflecting

reduced

borrowing

by

customers,

which
resulted in a lower level of IEL balances, and planned lower debt sales
–

Business Banking income decreased

7% to £300m due

to deposit margin compre

ssion and market

volatility impacting
the Education, Social Housing and Local Authority (ESHLA) fair value loan portfolio
●

Credit impairment charges

increased to

£481m (Q119:

£191m) reflecting forecast

deterioration in

macroeconomic variables

in
the COVID-19

scenario, partially

offset by

the estimated

impact of

central bank,

government and

other support

measures. 30
and

90

day

arrears

rates

in

UK

cards

were

1.8%

(Q119:

1.9%)

and

0.8%

(Q119:

0.9%)

respectively,

with

impacts

from

the
macroeconomic downturn caused by the COVID-19 pandemic yet to be realised as at the quarter end date
●

Operating expenses increased 2% to £1,023m reflecting higher restructuring spend
●

RWAs

increased to

£77.7bn (December

2019: £74.9bn)

driven by

growth in

mortgages, market

volatility impacting

the ESHLA
fair value loan portfolio and a change in the mix of assets in the liquidity pool

Group Finance Director’s Review

Barclays PLC

Barclays International
●

Profit before tax

was £822m. RoE

was 6.4% (Q119: 10.0%),

CIB RoE was

12.1% (Q119: 9.3%) and CC&P

RoE was (20.0)%

(Q119:
12.8%).

Profit

before

tax,

excluding

litigation

and

conduct,

decreased

28%

to

£822m

with

a

RoTE

of

6.5%

(Q119:

10.6%),
reflecting returns in the CIB of 12.1% (Q119: 9.5%) and CC&P of (22.6)% (Q119: 15.4%)
●

Total income

increased to £4,644m (Q119: £3,570m)
–

CIB income increased 44% to £3,617m

–

Markets income of £2,422m

(Q119: £1,369m) was the best

ever quarter on a comparable

basis
1
. FICC income increased
106%

to

£1,858m

driven

by

a strong

performance

in

macro

and credit

reflecting

increased

client

activity and

spread
widening. Equities income increased

21% to £564m driven

by equity derivatives,

which were impacted

by high levels of
volatility
–

Banking

fees

income

increased

12%

to

£635m

driven

by

debt

capital

markets

and

advisory

despite

a

decline

in

the
overall fee pool
2

–

Within

Corporate,

Transaction

banking

income

increased

8%

to

£449m

with

growth

in

deposit

balances.

Corporate
lending income

decreased

by £41m

to

£111m due

to

the impact

of c.£320m

of losses

on fair

value lending

positions
partially offset by c.£275m of gains on related mark-to-market hedges
–

CC&P income

decreased 4%

to £1,027m

as lower

balances on

co-branded cards

and reduced

payments activity,

impacted
by

lower

customer

and

client

activity

towards

the

end

of

the

quarter,

were

partially

offset

by

the

positive

impact

of
appreciation in average USD against GBP
●

Credit

impairment

charges

increased

to

£1,609m

(Q119:

£245m)

reflecting

single

name

wholesale

loan

charges

and impacts
from the COVID-19 scenario
–

CIB credit

impairment charges

increased to

£724m (Q119:

£52m), due

to £405m

in respect

of single

name wholesale

loan
charges and exposure to the probability of a sustained period of low oil prices
–

CC&P

credit

impairment

charges

increased

to

£885m

(Q119:

£193m)

due

to

forecast

deterioration

in

macroeconomic
variables in the COVID

-19 scenario, partially offset

by the estimated

impact of central

bank, government and other

support
measures.

30

and

90

day

arrears

rates

in

US

cards

were

2.7%

(Q119:

2.6%)

and

1.5%

(Q119:

1.4%)

respectively,

with
impacts from the macroeconomic downturn caused by the COVID-19 pandemic yet to be realised as at the quarter end date
●

Operating

expenses

increased

1%

to

£2,219m

as a

4%

increase

in CIB

to

£1,690m

was

offset

by

a

10%

decrease

in

CC&P to
£529m reflecting cost efficiencies and lower marketing spend as Barclays branded US cards presence has been scaled back
●

RWAs

increased to

£237.9bn (December

2019: £209.2bn)

primarily due

to an

increase in

client activity

compared to

year-end
2019, including drawdowns on facilities within CIB, and higher market volatility as well as the appreciation of USD against GBP

1

Period covering Q114 – Q120. Pre 2014 data

was not restated following re-segmentation

in Q116.
2

Data Source: Dealogic, for the period covering

1 January to 31 March 2020.

Head Office
●

Loss before

tax,

excluding

litigation

and conduct,

was

£99m (Q119:

£181m).

Including litigation

and conduct

charges

of

£5m
(Q119: £39m), loss before tax was £104m (Q119: £220m)
●

Total

income

was

an expense

of

£65m (Q119:

£95m)

which included

mark-to-market

losses on

legacy

investments,

treasury
items and funding costs of legacy capital instruments, partially offset by hedge accounting gains
●

Operating expenses

decreased to

£11m (Q119: £52m)

driven by a

provision release

related to

the previous

sale of a

Non-Core
portfolio
●

RWAs decreased to £10.0bn (December 2019: £11.0bn) mainly driven by reduction in the value of Barclays’

stake in Absa Group
Limited

Group capital and leverage
●

The CET1 ratio decreased to 13.1% (December 2019: 13.8%)
–

CET1 capital

increased by

£1.7bn to

£42.5bn driven

by £0.9bn

of profits,

net of

credit impairment

charges not

subject to
IFRS 9 transitional capital relief,

an increase in the currency translation

reserve of £1.0bn (mainly driven by the appreciation
of period end USD against

GBP), and £1.0bn following

the cancellation of

the full year 2019 dividend.

These increases were
partially offset by a

decrease of £0.8bn in

the fair value

through other comprehensive

income reserve driven

by a decrease
in the Absa Group Limited share price and appreciation of period end GBP against ZAR
–

RWAs

increased by

£30.5bn to

£325.6bn primarily

driven by

an increase

in client

activity within

CIB (including

drawdowns
on facilities) and higher market volatility as well as the appreciation of period end USD against GBP

Group Finance Director’s Review

Barclays PLC

●

The

average

UK

leverage

ratio

remained

stable

at

4.5%

(December 2019:

4.5%)

primarily driven

by

an

increase

in

leverage
exposure to

£1,176bn (December

2019: £1,143bn),

partially offset

by an

increase in

Tier 1

(T1) capital.

The UK

leverage ratio
decreased to

4.5% (December

2019: 5.1%).

The increase

in leverage

exposure is

primarily driven

by an

increase in

IFRS total
assets

including

a

£60bn

increase

in

financial

assets

at

fair

value,

a

£42bn

increase

in

settlement

balances

and

a

£35bn
increase in loans and advances

Group funding and liquidity
●

The liquidity pool

was £237bn (December

2019: £211bn)

and the liquidity

coverage ratio

(LCR) remained

well above

the 100%
regulatory

requirement

at

155%

(December

2019:

160%),

equivalent

to

a

surplus

of

£82bn

(December

2019:

£78bn).

The
change in the

liquidity pool,

LCR and

surplus is

driven by

deposit growth

net of client

and business

funding requirements,

and
reflects actions to maintain a prudent funding and liquidity position in the current environment
●

Wholesale

funding

outstanding,

excluding

repurchase

agreements,

was

£155.3bn

(December

2019:

£147.1bn).

The

Group
issued £0.2bn equivalent

of minimum

requirement for

own funds

and eligible liabilities

(MREL) instruments

from Barclays

PLC
(the Parent

company) in

the quarter.

This does

not include

an additional

€2bn of

MREL issuance

that settled

on 2

April 2020.
The Group is well advanced in its MREL issuance plans, with a Barc lays PLC MREL ratio of 29.3% as at 31 March

2020 (December
2019: 31.2%) relative to an estimated requirement (including requisite buffers) of c.30.6% by 1 January 2022

Other matters
●

As

at

31

March

2020,

the

Group

held

a

provision

of

£879m

relating

to

Payment

Protection

Insurance.

Since

the

provision
increase

in

2019,

60%

of

the

items

outstanding

as

at

30

September

2019

have

been

resolved

and

observations

from

these
resolved complaints continue to support the provision level

Dividends and capital returns

●

In response

to a

request from

the Prudential

Regulation Authority

(PRA), and

to preserve

additional capital

for use

in serving
Barclays customers and clients through the extraordinary

challenges presented by the COVID-19 pandemic, the Board agreed to
cancel the 6.0p

per ordinary share

full year dividend.

The Board

also decided that

for 2020

Barclays would

suspend its current
capital returns

policy and accordingly

will not

undertake any

interim ordinary

share dividend

payments, regulatory

accruals of
ordinary share dividends, or share buybacks. The Board

will decide on future dividends and its capital

returns policy at year-end
2020

Outlook and guidance
●

Due to the

lower interest

rate environment

and macroeconomic

downturn caused

by the COVID

-19 pandemic,

BUK and CC&P
income headwinds are expected

to continue for

the remainder of

the year.

In BUK in particular,

headwinds include (i) c.£250m
from the lower

rate environment

(ii) reduced IEL

balances (iii) c.£150m

due to the

removal of

certain fees

and lower overdraft
balances as a result of the High Cost of Credit Review and (iv) c.£100m from COVID-19 customer support actions
●

In our

Markets

business client

flows

have

continued at

healthy

levels

and while

it is

too

early to

guide for

the quarter

or

to
comment on the outlook for the

rest of the year,

in April so far our revenue

run-rate is well above

that of the second quarter of
2019
●

Given the

uncertainty around

the developing

economic downturn

and low

interest

rate

environment,

2020 is

expected to

be
challenging. However, the Group

believes that a RoTE of greater than 10% remains the right target for the Group over time
●

Cost control remains important and the Group continues to

target a cost: income ratio of

<60% over time
●

Barclays intends

to manage its capital position to enable it to

support customers whilst maintaining appropriate

headroom over
the

MDA

hurdle,

which

is

currently

11.5%.

Barclays

is

comfortable

operating

below

its

previously

stated

CET1

target

level,
depending on how

the stress evolves,

and will continue

to manage equity

capital having

regard to

the servicing of more

senior
securities. Barclays

also expects

its MDA hurdle

(in percentage

terms) to

reduce as a

result of some

anticipated movements

in
the Pillar 2A ratio requirement
●

Group targets are subject to change depending on the evolution of the COVID

-19 pandemic

Tushar Morzaria,

Group Finance Director

1

Excluding litigation and conduct.

Quarterly Results Summary

Barclays PLC

Barclays Group

Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Income statement

information
£m £m £m £m £m £m £m £m
Net interest income 2,331 2,344 2,445 2,360 2,258 2,296 2,388 2,190
Net fee, commission and other income 3,952 2,957 3,096 3,178 2,994 2,777 2,741 3,386
Total income 6,283 5,301 5,541 5,538 5,252 5,073 5,129 5,576
Credit impairment charges (2,115) (523) (461) (480) (448) (643) (254) (283)
Net operating income 4,168 4,778 5,080 5,058 4,804 4,430 4,875 5,293
Operating costs (3,253) (3,308) (3,293) (3,501) (3,257) (3,624) (3,329) (3,310)
UK bank levy - (226) - - - (269) - -
Operating expenses (3,253) (3,534) (3,293) (3,501) (3,257) (3,893) (3,329) (3,310)
Guaranteed Minimum Pensions (GMP) charge - - - - - (140) - -
Litigation and conduct (10) (167) (1,568) (53) (61) (60) (105) (81)
Total operating expenses (3,263) (3,701) (4,861) (3,554) (3,318) (4,093) (3,434) (3,391)
Other net income/(expenses) 8 20 27 27 (3) 37 20 (7)
Profit before tax

913 1,097 246 1,531 1,483 374 1,461 1,895
Tax charge (71) (189) (269) (297) (248) (75) (192) (386)
Profit/(loss) after tax 842 908 (23) 1,234 1,235 299 1,269 1,509
Non-controlling interests (16) (42) (4) (17) (17) (83) (43) (55)
Other equity instrument holders (221) (185) (265) (183) (180) (230) (176) (175)
Attributable profit/(loss) 605 681 (292) 1,034 1,038 (14) 1,050 1,279
Performance measures
Return on average shareholders' equity 4.4% 5.0% (2.1%) 7.6% 7.8% (0.1%) 8.0% 10.0%
Return on average tangible shareholders' equity 5.1% 5.9% (2.4%) 9.0% 9.2% (0.1%) 9.4% 11.8%
Average shareholders' equity (£bn) 55.2 54.5 56.4 54.0 53.2 52.2 52.5 51.3
Average tangible shareholders' equity (£bn) 47.0 46.4 48.4 46.2 45.2 44.3 44.6 43.5
Cost: income ratio 52% 70% 88% 64% 63% 81% 67% 61%
Loan loss rate (bps) 223 60 52 56 54 77 30 35
Basic earnings/(loss) per share

3.5p 3.9p (1.7p) 6.0p 6.1p (0.1p) 6.1p 7.5p
Performance measures excluding
litigation and conduct
1
£m £m £m £m £m £m £m £m
Profit before tax 923 1,264 1,814 1,584 1,544 434 1,566 1,976
Attributable profit 604 803 1,233 1,074 1,084 48 1,135 1,338
Return on average tangible shareholders' equity 5.1% 6.9% 10.2% 9.3% 9.6% 0.4% 10.2% 12.3%
Cost: income ratio 52% 67% 59% 63% 62% 79% 65% 59%
Basic earnings per share 3.5p 4.7p 7.2p 6.3p 6.3p 0.3p 6.6p 7.8p
Balance sheet and capital management
2
£bn £bn £bn £bn £bn £bn £bn £bn
Total assets 1,444.3 1,140.2 1,290.4 1,232.8 1,193.5 1,133.3 1,170.8 1,149.6
Net asset value per share 332p 309p 320p 322p 312p 309p 306p 305p
Tangible net asset value per share 284p 262p 274p 275p 266p 262p 260p 259p
Common equity tier 1 ratio 13.1% 13.8% 13.4% 13.4% 13.0% 13.2% 13.2% 13.0%
Common equity tier 1 capital 42.5 40.8 41.9 42.9 41.4 41.1 41.7 41.4
Risk weighted assets 325.6 295.1 313.3 319.1 319.7 311.9 316.2 319.3
Average UK leverage ratio 4.5% 4.5% 4.6% 4.7% 4.6% 4.5% 4.6% 4.6%
Average UK leverage exposure 1,176.2 1,142.8 1,171.2 1,134.6 1,105.5 1,110.0 1,119.0 1,081.8
UK leverage ratio 4.5% 5.1% 4.8% 5.1% 4.9% 5.1% 4.9% 4.9%
UK leverage exposure 1,178.7 1,007.7 1,099.8 1,079.4 1,065.0 998.6 1,063.5 1,030.1
Funding and liquidity
Group liquidity pool (£bn) 237 211 226 238 232 227 213 214
Liquidity coverage ratio 155% 160% 151% 156% 160% 169% 161% 154%
Loan: deposit ratio 79% 82% 82% 82% 80% 83% 83% 83%

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.
2

Refer to pages 25 to 30 for further

information on how capital, RWAs

and leverage are calculated.

Quarterly Results by Business

Barclays PLC

Barclays UK
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Income statement

information
£m £m £m £m £m £m £m £m
Net interest income 1,412 1,478 1,503 1,438 1,469 1,513 1,529 1,493
Net fee, commission and other income 292 481 343 333 308 350 367 343
Total income 1,704 1,959 1,846 1,771 1,777 1,863 1,896 1,836
Credit impairment charges (481) (190) (101) (230) (191) (296) (115) (214)
Net operating income 1,223 1,769 1,745 1,541 1,586 1,567 1,781 1,622
Operating costs (1,023) (1,023) (952) (1,022) (999) (1,114) (988) (968)
UK bank levy - (41) - - - (46) - -
Operating expenses (1,023) (1,064) (952) (1,022) (999) (1,160) (988) (968)
Litigation and conduct (5) (58) (1,480) (41) (3) (15) (54) (3)
Total operating expenses (1,028) (1,122) (2,432) (1,063) (1,002) (1,175) (1,042) (971)
Other net (expenses)/income - - - (1) 1 (2) 1 5
Profit/(loss) before tax

195 647 (687) 477 585 390 740 656
Attributable profit/(loss) 175 438 (907) 328 422 241 510 473
Balance sheet information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans and advances to customers at amortised
cost
195.7 193.7 193.2 189.1 187.5 187.6 186.7 185.3
Total assets 267.5 257.8 257.9 259.0 253.1 249.7 252.0 245.9
Customer deposits at amortised cost 207.5 205.5 203.3 200.9 197.3 197.3 195.8 194.3
Loan: deposit ratio 96% 96% 97% 97% 96% 96% 96% 96%
Risk weighted assets 77.7 74.9 76.8 76.2 76.6 75.2 74.8 75.0
Performance measures
Return on average allocated equity 5.0% 12.7% (26.1%) 9.5% 12.2% 7.1% 14.9% 13.9%
Return on average allocated tangible equity 6.7% 17.0% (34.9%) 12.7% 16.3% 9.6% 20.1% 18.8%
Average allocated equity (£bn) 14.1 13.8 13.9 13.8 13.9 13.6 13.7 13.6
Average allocated tangible equity (£bn) 10.5 10.3 10.4 10.3 10.4 10.1 10.1 10.1
Cost: income ratio 60% 57% 132% 60% 56% 63% 55% 53%
Loan loss rate (bps) 96 38 20 47 40 61 24 45
Net interest margin 2.91% 3.03% 3.10% 3.05% 3.18% 3.20% 3.22% 3.22%
Performance measures excluding
litigation and conduct
1
£m £m £m £m £m £m £m £m
Profit before tax 200 705 793 518 588 405 794 659
Attributable profit 178 481 550 358 424 253 558 474
Return on average allocated tangible equity 6.8% 18.7% 21.2% 13.9% 16.4% 10.1% 22.0% 18.8%
Cost: income ratio 60% 54% 52% 58% 56% 62% 52% 53%

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.

Quarterly Results by Business

Barclays PLC

Analysis of Barclays UK
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Analysis of total income
£m £m £m £m £m £m £m £m
Personal Banking 968 1,064 1,035 946 964 998 1,021 1,015
Barclaycard Consumer UK 436 533 472 497 490 522 551 504
Business Banking 300 362 339 328 323 343 324 317
Total income 1,704 1,959 1,846 1,771 1,777 1,863 1,896 1,836
Analysis of credit impairment (charges)/releases
Personal Banking (134) (71) (36) (36) (52) (44) (8) (49)
Barclaycard Consumer UK (301) (108) (49) (175) (140) (250) (88) (139)
Business Banking (46) (11) (16) (19) 1 (2) (19) (26)
Total credit impairment charges (481) (190) (101) (230) (191) (296) (115) (214)
Analysis of loans and advances to customers at
amortised cost
£bn £bn £bn £bn £bn £bn £bn £bn
Personal Banking 153.4 151.9 150.1 147.3 145.9 146.0 145.4 143.6
Barclaycard Consumer UK 13.6 14.7 14.9 15.1 15.0 15.3 15.3 15.2
Business Banking 28.7 27.1 28.2 26.7 26.6 26.3 26.0 26.5
Total loans and advances to customers at
amortised cost
195.7 193.7 193.2 189.1 187.5 187.6 186.7 185.3
Analysis of customer deposits at amortised cost
Personal Banking 161.4 159.2 157.9 156.3 154.1 154.0 153.4 152.9
Barclaycard Consumer UK - - - - - - - -
Business Banking 46.1 46.3 45.4 44.6 43.2 43.3 42.4 41.4
Total customer deposits at amortised cost 207.5 205.5 203.3 200.9 197.3 197.3 195.8 194.3

Quarterly Results by Business

Barclays PLC

Barclays International
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Income statement

information
£m £m £m £m £m £m £m £m
Net interest income 998 965 1,059 1,017 900 984 965 853
Net trading income 2,360 929 1,110 1,016 1,144 837 1,103 1,094
Net fee, commission and other income 1,286 1,558 1,581 1,870 1,526 1,400 1,222 1,760
Total income 4,644 3,452 3,750 3,903 3,570 3,221 3,290 3,707
Credit impairment charges (1,609) (329) (352) (247) (245) (354) (143) (68)
Net operating income 3,035 3,123 3,398 3,656 3,325 2,867 3,147 3,639
Operating costs (2,219) (2,240) (2,282) (2,435) (2,206) (2,441) (2,277) (2,306)
UK bank levy - (174) - - - (210) - -
Operating expenses (2,219) (2,414) (2,282) (2,435) (2,206) (2,651) (2,277) (2,306)
Litigation and conduct - (86) - (11) (19) (33) (32) (47)
Total operating expenses (2,219) (2,500) (2,282) (2,446) (2,225) (2,684) (2,309) (2,353)
Other net income 6 17 21 13 18 32 12 11
Profit before tax

822 640 1,137 1,223 1,118 215 850 1,297
Attributable profit/(loss) 529 397 799 832 788 (21) 687 926
Balance sheet information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans and advances at amortised cost 167.0 132.8 138.1 134.8 130.9 127.2 132.4 125.5
Trading portfolio assets 101.6 113.3 119.4 120.0 117.2 104.0 124.6 116.5
Derivative financial instrument assets 341.5 228.9 286.0 243.8 217.3 222.1 214.8 228.2
Financial assets at fair value through the income
statement
188.4 128.4 158.0 154.7 153.5 144.7 147.8 141.2
Cash collateral and settlement balances 153.2 79.4 112.5 101.3 97.8 74.3 94.3 91.5
Other assets 201.5 178.6 195.6 196.8 202.3 189.8 186.3 183.6
Total assets 1,153.2 861.4 1,009.6 951.4 919.0 862.1 900.2 886.5
Deposits at amortised cost 263.3 210.0 217.6 212.0 215.5 197.2 200.3 191.0
Derivative financial instrument liabilities 338.8 228.9 283.3 243.0 213.5 219.6 213.7 224.9
Loan: deposit ratio 63% 63% 63% 64% 61% 65% 66% 66%
Risk weighted assets 237.9 209.2 223.1 214.8 216.1 210.7 214.6 218.0
Performance measures
Return on average allocated equity 6.4% 5.0% 9.6% 10.3% 10.0% (0.3%) 8.5% 11.3%
Return on average allocated tangible equity 6.5% 5.1% 9.9% 10.7% 10.4% (0.3%) 8.8% 11.8%
Average allocated equity (£bn) 33.0 31.9 33.3 32.1 31.6 32.4 32.5 32.8
Average allocated tangible equity (£bn) 32.3 30.9 32.2 31.1 30.5 31.3 31.1 31.4
Cost: income ratio 48% 72% 61% 63% 62% 83% 70% 63%
Loan loss rate (bps) 377 96 99 72 73 107 41 22
Net interest margin 3.93% 4.29% 4.10% 3.91% 3.99% 3.98% 3.87% 4.03%
Performance measures excluding
litigation and conduct
1
£m £m £m £m £m £m £m £m
Profit before tax 822 726 1,137 1,234 1,137 248 882 1,344
Attributable profit 529 461 801 840 804 13 713 960
Return on average allocated tangible equity 6.5% 6.0% 10.0% 10.8% 10.6% 0.2% 9.2% 12.2%
Cost: income ratio 48% 70% 61% 62% 62% 82% 69% 62%

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.

Quarterly Results by Business

Barclays PLC

Analysis of Barclays International
Corporate and Investment Bank
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Income statement

information
£m £m £m £m £m £m £m £m
FICC 1,858 726 816 920 902 570 688 736
Equities 564 409 494 517 467 375 471 601
Markets 2,422 1,135 1,310 1,437 1,369 945 1,159 1,337
Advisory 155 202 221 221 132 242 151 168
Equity capital markets 62 56 86 104 83 53 55 90
Debt capital markets 418 322 381 373 354 330 313 446
Banking fees 635 580 688 698 569 625 519 704
Corporate lending 111 202 195 216 152 243 197 198
Transaction banking 449 397 424 444 415 412 416 385
Corporate 560 599 619 660 567 655 613 583
Other - - - - - (74) (56) (44)
Total income 3,617 2,314 2,617 2,795 2,505 2,151 2,235 2,580
Credit impairment (charges)/releases (724) (30) (31) (44) (52) (35) 3 23
Net operating income 2,893 2,284 2,586 2,751 2,453 2,116 2,238 2,603
Operating costs (1,690) (1,691) (1,712) (1,860) (1,619) (1,835) (1,712) (1,773)
UK bank levy - (156) - - - (188) - -
Operating expenses (1,690) (1,847) (1,712) (1,860) (1,619) (2,023) (1,712) (1,773)
Litigation and conduct - (79) (4) (7) (19) (23) (32) -
Total operating expenses (1,690) (1,926) (1,716) (1,867) (1,638) (2,046) (1,744) (1,773)
Other net income - 1 12 3 12 15 4 5
Profit before tax

1,203 359 882 887 827 85 498 835
Attributable profit/(loss) 820 193 609 596 582 (84) 431 600
Balance sheet information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans and advances at amortised cost 128.2 92.0 95.8 92.1 90.6 86.4 93.3 87.8
Trading portfolio assets 101.5 113.3 119.3 119.9 117.2 104.0 124.5 116.5
Derivative financial instruments assets 341.4 228.8 286.0 243.7 217.3 222.1 214.8 228.1
Financial assets at fair value through the income
statement
187.8 127.7 157.3 154.1 152.9 144.2 147.3 140.7
Cash collateral and settlement balances 152.2 78.5 111.6 100.4 96.9 73.4 93.3 90.6
Other assets 171.4 155.3 171.5 168.1 163.2 160.4 153.8 151.6
Total assets 1,082.5 795.6 941.5 878.3 838.1 790.5 827.0 815.3
Deposits at amortised cost 198.4 146.2 152.1 145.4 151.4 136.3 137.6 130.3
Derivative financial instrument liabilities 338.7 228.9 283.2 242.9 213.5 219.6 213.7 224.9
Risk weighted assets

201.7 171.5 184.9 175.9 176.6 170.9 175.9 180.4
Performance measures
Return on average allocated equity 12.1% 3.0% 9.1% 9.2% 9.3% (1.3%) 6.6% 9.0%
Return on average allocated tangible equity 12.1% 3.0% 9.1% 9.2% 9.3% (1.3%) 6.6% 9.1%
Average allocated equity (£bn) 27.2 25.9 26.9 25.8 25.2 26.0 26.2 26.7
Average allocated tangible equity (£bn) 27.2 25.8 26.9 25.8 25.1 26.0 25.9 26.4
Cost: income ratio 47% 83% 66% 67% 65% 95% 78% 69%
Performance measures excluding
litigation and conduct
1
£m £m £m £m £m £m £m £m
Profit before tax 1,203 438 886 894 846 108 530 835
Attributable profit/(loss) 820 251 614 601 598 (57) 456 600
Return on average allocated tangible equity 12.1% 3.9% 9.2% 9.3% 9.5% (0.9%) 7.0% 9.1%
Cost: income ratio 47% 80% 65% 67% 65% 94% 77% 69%

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.

Quarterly Results by Business

Barclays PLC

Analysis of Barclays International
Consumer, Cards and Payments
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Income statement

information
£m £m £m £m £m £m £m £m
Net interest income 663 717 720 720 665 664 691 699
Net fee, commission, trading and other income 364 421 413 388 400 406 364 428
Total income 1,027 1,138 1,133 1,108 1,065 1,070 1,055 1,127
Credit impairment charges (885) (299) (321) (203) (193) (319) (146) (91)
Net operating income 142 839 812 905 872 751 909 1,036
Operating costs (529) (549) (570) (575) (587) (606) (565) (533)
UK bank levy - (18) - - - (22) - -
Operating expenses (529) (567) (570) (575) (587) (628) (565) (533)
Litigation and conduct - (7) 4 (4) - (10) - (47)
Total operating expenses (529) (574) (566) (579) (587) (638) (565) (580)
Other net income 6 16 9 10 6 17 8 6
(Loss)/profit before tax (381) 281 255 336 291 130 352 462
Attributable (loss)/profit (291) 204 190 236 206 63 256 326
Balance sheet information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans and advances at amortised cost 38.8 40.8 42.3 42.7 40.3 40.8 39.1 37.7
Total assets 70.7 65.8 68.1 73.1 80.9 71.6 73.2 71.2
Deposits at amortised cost 64.9 63.8 65.5 66.6 64.1 60.9 62.7 60.7
Risk weighted assets

36.2 37.7 38.2 38.9 39.5 39.8 38.7 37.6
Performance measures
Return on average allocated equity (20.0%) 13.6% 11.8% 14.9% 12.8% 3.9% 16.3% 21.6%
Return on average allocated tangible equity (22.6%) 15.9% 14.2% 17.8% 15.4% 4.8% 19.8% 26.2%
Average allocated equity (£bn) 5.8 6.0 6.4 6.3 6.4 6.4 6.3 6.0
Average allocated tangible equity (£bn) 5.1 5.1 5.3 5.3 5.4 5.3 5.2 5.0
Cost: income ratio 52% 50% 50% 52% 55% 60% 54% 51%
Loan loss rate (bps) 846 273 283 180 182 290 138 90
Performance measures excluding
litigation and conduct
1
£m £m £m £m £m £m £m £m
(Loss)/profit before tax (381) 288 251 340 291 140 352 509
Attributable (loss)/profit (291) 210 187 239 206 70 257 360
Return on average allocated tangible equity (22.6%) 16.3% 14.0% 18.0% 15.4% 5.4% 19.9% 28.9%
Cost: income ratio 52% 50% 50% 52% 55% 59% 54% 47%

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.

Quarterly Results by Business

Barclays PLC

Head Office
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Income statement

information
£m £m £m £m £m £m £m £m
Net interest income (79) (99) (117) (95) (111) (201) (106) (156)
Net fee, commission and other income 14 (11) 62 (41) 16 190 49 189
Total income (65) (110) (55) (136) (95) (11) (57) 33
Credit impairment (charges)/releases (25) (4) (8) (3) (12) 7 4 (1)
Net operating (expenses)/income (90) (114) (63) (139) (107) (4) (53) 32
Operating costs (11) (45) (59) (44) (52) (69) (64) (36)
UK bank levy - (11) - - - (13) - -
Operating expenses (11) (56) (59) (44) (52) (82) (64) (36)
GMP charge - - - - - (140) - -
Litigation and conduct (5) (23) (88) (1) (39) (12) (19) (31)
Total operating expenses (16) (79) (147) (45) (91) (234) (83) (67)
Other net income/(expenses) 2 3 6 15 (22) 7 7 (23)
Loss before tax

(104) (190) (204) (169) (220) (231) (129) (58)
Attributable loss (99) (154) (184) (126) (172) (234) (147) (120)
Balance sheet information
£bn £bn £bn £bn £bn £bn £bn £bn
Total assets 23.6 21.0 22.9 22.4 21.4 21.5 18.6 17.2
Risk weighted assets 10.0 11.0 13.4 28.1 27.0 26.0 26.8 26.3
Performance measures
Average allocated equity (£bn) 8.1 8.8 9.2 8.1 7.7 6.2 6.4 4.9
Average allocated tangible equity (£bn) 4.2 5.2 5.8 4.8 4.3 2.9 3.4 2.0
Performance measures excluding
litigation and conduct
1
£m £m £m £m £m £m £m £m
Loss before tax (99) (167) (116) (168) (181) (219) (110) (27)
Attributable loss (103) (139) (118) (124) (144) (218) (136) (96)

1

Refer to pages 35 to 42 for further

information and calculations of performance

measures excluding litigation and conduct.

Performance Management

Barclays PLC

Margins and balances
Three months ended 31.03.20 Three months ended 31.03.19
Net interest
income
Average
customer
assets

Net interest
margin
Net interest
income
Average
customer
assets

Net interest
margin
£m £m % £m £m %
Barclays UK 1,412 195,204

2.91
1,469 187,570

3.18
Barclays International
1
980 100,171

3.93
967 98,313

3.99
Total Barclays UK and Barclays

International
2,392 295,375

3.26
2,436 285,883

3.46
Other
2
(61) (178)
Total Barclays Group 2,331 2,258

1

Barclays International margins include interest

earning lending balances within the investment

banking business.
2

Other includes Head Office and non-lending related investment banking businesses not included in Barclays International

margins.

The Group’s

combined product and equity

structural hedge notional

as at 31 March

2020 was £174bn, with

an average duration

of
2.5 to 3 years. Group

net interest income includes

gross structural hedge contributions

of £0.4bn (Q119: £0.4bn) and net

structural
hedge contributions of £0.2bn

(Q119: £0.2bn). Gross structural

hedge contributions represent

the absolute level

of interest earned
from the

fixed receipts

on the basket

of swaps

in the structural

hedge, while the

net structural

hedge contributions

represent the
net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays

UK and Barclays International
Net interest
income
Average
customer
assets
Net interest
margin
Three months ended 31.12.19 £m £m %
Barclays UK 1,478 193,610

3.03
Barclays International
1
1,036 95,819

4.29
Total Barclays UK and Barclays

International
2,514 289,429

3.45
Three months ended 30.09.19
Barclays UK 1,503 192,262 3.10
Barclays International
1
1,038 100,589 4.10
Total Barclays UK and Barclays

International
2,541 292,851 3.44
Three months ended 30.06.19
Barclays UK 1,438 189,172

3.05
Barclays International
1
980 100,645

3.91
Total Barclays UK and Barclays

International
2,418 289,817

3.35

1

Barclays International margins include interest

earning lending balances within the investment

banking business.

Risk Management

Barclays PLC

Risk management and principal risks
Detail on

the Group’s

principal risks

and previously

identified material

existing and

emerging risks

is available

in the

Barclays

PLC
Annual Report

2019 or

online at

home.barclays/annualreport.

Set out

below are

details of

an additional

material risk

identified in
Q120 which potentially impacts more than one principal risk.
Risks relating to the impact of COVID-19

The

COVID-19

pandemic

has

had,

and

continues

to

have,

a

material

impact

on

businesses

around

the

world

and

the

economic
environments

in

which

they

operate.

There

are

a

number

of

factors

associated

with

the

pandemic

and

its

impact

on

global
economies

that

could

have

a

material

adverse

effect

on

(among

other

things)

the

profitability,

capital

and

liquidity

of

financial
institutions such as Barclays.

The COVID-19

pandemic has caused

disruption to

the Group’s

customers, suppliers

and staff

globally.

A number

of jurisdictions in
which the Group operates

have implemented severe

restrictions on the movement

of their respective populations, with a

resultant
significant

impact

on

economic

activity

in

those

jurisdictions.

These

restrictions

are

being

determined

by

the

governments

of
individual

jurisdictions

(including

through

the

implementation

of

emergency

powers)

and

impacts

(including

the

timing

of
implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. It remains unclear how this will evolve through

2020 and the

Group continues

to monitor

the situation

closely.

However,

despite the

COVID-19 contingency

plans
established

by the

Group,

its

ability

to

conduct

business may

be

adversely

affected

by disruptions

to

its infrastructure,

business
processes and

technology services,

resulting from

the unavailability

of staff

due to

illness or

the failure

of third

parties to

supply
services.

This

may

cause

significant

customer

detriment,

costs

to

reimburse

losses

incurred

by

the

Group’s

customers,

and
reputational damage.
In many of

the jurisdictions in

which the Group

operates, schemes

have been

initiated by central

banks and national

governments
to provide financial support

to parts of the

economy most impacted

by the COVID-19

pandemic. The details

of how these schemes
will operate, the impact on the Group’s

customers and therefore

the impact on the Group remain uncertain

at this stage. However,
certain actions (such as the introduction of mortgage payment holidays or the cancellation of fees associated with certain products)
may negatively impact the effective

interest rate earned on

certain of the Group’s

portfolios and lower fee income

being earned on
certain

products.

Lower

interest

rates

globally

will

negatively

impact

net

interest

income

earned

on

certain

of

the

Group’s
portfolios.

Both

of

these

factors

may

in

turn

negatively

impact

the

Group’s

profitability.

Furthermore,

the

introduction

of,

and
participation

in,

central-bank

supported

loan

schemes

and

other

financing

schemes

introduced

as

a

result

of

the

COVID-19
pandemic may negatively impact the Group’s

RWAs, level of impairment and, in turn, capital position.
The

actions

taken

by

various

governments

and

central

banks,

in

particular

in

the

United

Kingdom

and

the

United

States,

may
indicate

a

view

on

the potential

severity

of

any

economic

downturn and

post

recovery

environment,

which

from

a commercial,
regulatory

and

risk

perspective

could

be

significantly

different

to

past

crises

and

persist

for

a

prolonged

period.

An

immediate
financial impact in the first

half of 2020 will

be higher expected credit

losses (“ECLs”) driven by

a change in the

economic scenarios
used

to

calculate

ECLs.

The

COVID-19

pandemic

has

led

to

a

weakening

in

gross

domestic

product

(“GDP”)

in

many

of

the
jurisdictions in

which the

Group operates

and higher

unemployment in

those same

jurisdictions. Accordingly,

the probability

of a
more

adverse

economic

scenario

for

at

least

the

short

term

is

substantially

higher

than

at

31

December

2019

and

GDP

and
unemployment are two of the factors that affect

the modelling of ECLs by the Group. The economic environment remains uncertain and future

impairment charges

may be

subject to

further volatility

(including from

changes to

macroeconomic

variable forecasts)
depending on the longevity of

the COVID-19 pandemic and related

containment measures, as

well as the longer term

effectiveness
of central bank, government and other support measures. For

further details on macroeconomic variables used in the calculation of
ECLs,

refer

to

page 22.

In

addition,

ECLs

may

be adverse

ly impacted

by increased

levels

of

default

for

single name

exposures

in
certain

sectors

directly

impacted

by

the

COVID-19

pandemic

(such

as

the

oil

and

gas,

retail,

airline,

and

hospitality

and

leisure
sectors).
Furthermore, the Group relies

on models to support

a broad range

of business and risk management

activities, including informing
business

decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),
conducting stress testing and

assessing capital

adequacy. Models

are, by their nature, imperfect

and incomplete representations

of
reality because

they rely

on assumptions

and inputs,

and so

they may

be subject

to errors

affecting the

accuracy of

their outputs
and/or misused. This may be exacerbated

when dealing with unprecedented scenarios,

such as the COVID-19 pandemic, due to

the
lack of

reliable historical

reference

points and

data. For

further details

on model

risk, refer

to page

98 of

the Barclays

PLC Annual
Report 2019 filed on Form 20-F.
Should the

COVID-19

pandemic continue

to cause

disruption to

economic

activity globally

through 2020,

there could

be adverse
impacts on

the Group’s

other assets

such as

goodwill and

intangibles, and

the value

of Barclays

PLC’s investment

s

in subsidiaries.
There

could

also

be

further

impacts

on

the

Group’s

income

due

to

lower

lending

and

transaction

volumes

due

to

volatility

or
weakness in

the capital

markets.

Other potential

risks include

credit rating

migration

which could

negatively

impact the

Group’s
RWAs

and

capital

position,

and

potential

liquidity

stress

due

to

(among

other

things)

increased

customer

drawdowns,
notwithstanding the

significant initiatives

that governments

and central

banks have

put in

place to

support funding

and liquidity.
Furthermore, a

significant increase

in the utilisation

of credit

cards by

Barclaycard

customers could

have a

negative impact

on the
Group’s RWAs

and capital position.

Risk Management

Barclays PLC

Central

bank,

government

actions

and

other

support

measures

taken

in

response

to

the

COVID-19

pandemic

may

also

create
restrictions in relation

to capital. For

example, on 31

March 2020 in response

to a request from

the PRA and to

preserve additional
capital

for

use in

serving Barclays’

customers

and clients,

the Board

agreed

to

cancel

the 6.0p

per ordinary

share full

year

2019
dividend that

was due

for payment

on 3

April 2020.

In addition,

the Board

decided that

for 2020

Barclays

PLC will

not undertake
any

interim

ordinary

share

dividend

payments,

accrual

of

ordinary

share

dividends,

or

share

buybacks.

Government

restrictions
may further limit management’s

flexibility in managing the business and

taking action in relation to

capital distributions and capital
allocation.

Any and all such

events mentioned above

could have a

material adverse

effect on the

Group’s business,

financial condition, results
of operations, prospects, liquidity,

capital position and credit ratings (including potential credit rating agency changes of outlooks or
ratings), as well as on the Group’s

customers, employees

and suppliers.

Credit Risk

Barclays PLC

Loans and advances at amortised cost by stage

The

table

below

presents

an

analysis

of

loans

and

advances

at

amortised

cost

by

gross

exposure,

impairment

allowance,
impairment charge and coverage

ratio by stage allocation

and business segment as at 31 March 2020. Also

included are off-balance
sheet loan

commitments and

financial guarantee

contracts

by gross

exposure, impairment

allowance and

coverage

ratio by

stage
allocation as at 31 March 2020.

Impairment allowance

under IFRS

9 considers

both the

drawn

and the

undrawn counterparty

exposure.

For reta

il portfolios,

the
total impairment

allowance is

allocated to

the drawn

exposure to

the extent

that the

allowance does

not exceed

the exposure

as
ECL

is

not

reported

separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale
portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

Gross exposure Impairment allowance
Net
exposure Stage 1
Stage 2

Stage 3 Total Stage 1
Stage 2

Stage 3 Total
As at 31.03.20 £m £m £m £m £m £m £m £m £m
Barclays UK 143,325 23,727 2,479 169,531 237 1,455 1,031 2,723 166,808
Barclays International 25,006 4,903 1,834 31,743 431 1,280 1,460 3,171 28,572
Head Office 4,836 514 845 6,195 5 52 321 378 5,817
Total Barclays Group retail 173,167 29,144 5,158 207,469 673 2,787 2,812 6,272 201,197
Barclays UK 28,413 2,223 1,061 31,697 21 58 118 197 31,500
Barclays International
1
127,536 10,276 2,090 139,902 152 497 784 1,433 138,469
Head Office 2,982

-
38 3,020

-

-
37 37 2,983
Total Barclays Group
wholesale
158,931 12,499 3,189 174,619 173 555 939 1,667 172,952
Total loans and advances at
amortised cost
332,098 41,643 8,347 382,088 846 3,342 3,751 7,939 374,149
Off-balance sheet loan
commitments and financial
guarantee contracts
2
311,218 19,335 1,056 331,609 104 234 47 385 331,224
Total
3
643,316 60,978 9,403 713,697 950 3,576 3,798 8,324 705,373
As at 31.03.20 Three months ended 31.03.20
Coverage ratio

Loan impairment charge and loan loss rate
4
Stage 1
Stage 2

Stage 3 Total
Loan impairment
charge Loan loss rate
% % % % £m bps
Barclays UK 0.2 6.1 41.6 1.6 419 99
Barclays International 1.7 26.1 79.6 10.0 892 1,130
Head Office 0.1 10.1 38.0 6.1 25 162
Total Barclays Group retail 0.4 9.6 54.5 3.0 1,336 259
Barclays UK 0.1 2.6 11.1 0.6 44 56
Barclays International
1
0.1 4.8 37.5 1.0 574 165
Head Office

-

-

97.4 1.2

-

-

Total Barclays Group
wholesale
0.1 4.4 29.4 1.0 618 142
Total loans and advances at
amortised cost
0.3 8.0 44.9 2.1 1,954 206
Off-balance sheet loan
commitments and financial
guarantee contracts
2
- 1.2 4.5 0.1 58
Other financial assets subject
to impairment
3
103
Total
4
0.1 5.9 40.4 1.2 2,115

1

Includes Wealth and Private Banking exposures

measured on an individual customer exposure

basis.
2

Excludes loan commitments and financial guarantees

of £14.2bn carried at fair value.

3

Other financial

assets subject

to impairment

not included

in the

table above

include cash

collateral and

settlement balances,

financial assets

at fair

value through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£242.0bn

and

impairment

allowance

of

£127m.

This

comprises

£13m
impairment allowance

on £240.9bn

stage 1

assets, £3m

on £1.0bn

stage 2

fair value

through other

comprehensive

income assets,

cash collateral

and settlement
balances and £111m on £111m stage 3 other

assets.

4

Q120 loan impairment

charge represents

three months of

impairment charge, annualised

to calculate the

loan loss rate.

The loan loss

rate for Q120

is 223bps after
applying the total impairment charge of £2,115m.

Credit Risk

Barclays PLC

Gross exposure Impairment allowance
Net
exposure Stage 1
Stage 2

Stage 3 Total Stage 1
Stage 2

Stage 3 Total
As at 31.12.19 £m £m £m £m £m £m £m £m £m
Barclays UK 143,097 23,198 2,446 168,741 198 1,277 974 2,449 166,292
Barclays International 27,886 4,026 1,875 33,787 352 774 1,359 2,485 31,302
Head Office 4,803 500 826 6,129 5 36 305 346 5,783
Total Barclays Group retail 175,786 27,724 5,147 208,657 555 2,087 2,638 5,280 203,377
Barclays UK 27,891 2,397 1,124 31,412 16 38 108 162 31,250
Barclays International
1
92,615 8,113 1,615 102,343 136 248 447 831 101,512
Head Office 2,974

-
37 3,011

-

-
35 35 2,976
Total Barclays Group
wholesale
123,480 10,510 2,776 136,766 152 286 590 1,028 135,738
Total loans and advances at
amortised cost
299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115
Off-balance sheet loan
commitments and financial
guarantee contracts
2
321,140 19,185 935 341,260 97 170 55 322 340,938
Total
3
620,406 57,419 8,858 686,683 804 2,543 3,283 6,630 680,053
As at 31.12.19 Year ended 31.12.19
Coverage ratio

Loan impairment charge and loan loss rate
Stage 1
Stage 2

Stage 3 Total
Loan impairment
charge Loan loss rate
% % % % £m bps
Barclays UK 0.1 5.5 39.8 1.5 661 39
Barclays International 1.3 19.2 72.5 7.4 999 296
Head Office 0.1 7.2 36.9 5.6 27 44
Total Barclays Group retail 0.3 7.5 51.3 2.5 1,687 81
Barclays UK 0.1 1.6 9.6 0.5 33 11
Barclays International
1
0.1 3.1 27.7 0.8 113 11
Head Office

-

-

94.6 1.2

-

-

Total Barclays Group
wholesale
0.1 2.7 21.3 0.8 146 11
Total loans and advances at
amortised cost
0.2 6.2 40.7 1.8 1,833 53
Off-balance sheet loan
commitments and financial
guarantee contracts
2
- 0.9 5.9 0.1 71
Other financial assets subject
to impairment
3
8
Total
4
0.1 4.4 37.1 1.0 1,912

1

Includes Wealth and Private Banking exposures

measured on an individual customer exposure

basis.
2

Excludes loan commitments and financial guarantees

of £17.7bn carried at fair value.
3

Other financial

assets subject

to impairment

not included

in the

table above

include cash

collateral and

settlement balances,

financial assets

at fair

value through
other comprehensive

income and

other assets.

These have

a total

gross exposure

of £149.3bn

and impairment

allowance

of £24m.

This comprises

£12m ECL

on
£148.5bn stage 1 assets,

£2m on £0.8bn stage

2 fair value through

other comprehensive income

assets, cash collateral

and settlement balances

and £10m on £10m
stage 3 other assets.
4

The loan loss rate is 55bps after applying the

total impairment charge of £1,912m.

Credit Risk

Barclays PLC

Loans and advances at amortised cost by product

The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage
allocation by asset classification.

Stage 2
As at 31.03.20
Stage 1
Not past
due
<=30 days
past due
>30 days
past due
Total Stage 3 Total
Gross exposure £m £m £m £m £m £m £m
Home loans 137,394 14,986 1,654 732 17,372 2,155 156,921
Credit cards, unsecured loans and other retail lending 41,973 10,877 489 448 11,814 3,402 57,189
Wholesale loans

152,731 11,168 588 701 12,457 2,790 167,978
Total 332,098 37,031 2,731 1,881 41,643 8,347 382,088
Impairment allowance
Home loans 23 50 19 13 82 358 463
Credit cards, unsecured loans and other retail lending 665 2,112 253 309 2,674 2,496 5,835
Wholesale loans

158 555 15 16 586 897 1,641
Total 846 2,717 287 338 3,342 3,751 7,939
Net exposure
Home loans 137,371 14,936 1,635 719 17,290 1,797 156,458
Credit cards, unsecured loans and other retail lending 41,308 8,765 236 139 9,140 906 51,354
Wholesale loans

152,573 10,613 573 685 11,871 1,893 166,337
Total 331,252 34,314 2,444 1,543 38,301 4,596 374,149
Coverage ratio % % % % % % %
Home loans - 0.3 1.1 1.8 0.5 16.6 0.3
Credit cards, unsecured loans and other retail lending 1.6 19.4 51.7 69.0 22.6 73.4 10.2
Wholesale loans

0.1 5.0 2.6 2.3 4.7 32.2 1.0
Total 0.3 7.3 10.5 18.0 8.0 44.9 2.1
As at 31.12.19
Gross exposure £m £m £m £m £m £m £m
Home loans 135,713 14,733 1,585 725 17,043 2,155 154,911
Credit cards, unsecured loans and other retail lending 46,012 9,759 496 504 10,759 3,409 60,180
Wholesale loans

117,541 9,374 374 684 10,432 2,359 130,332
Total 299,266 33,866 2,455 1,913 38,234 7,923 345,423
Impairment allowance
Home loans 22 37 14 13 64 346 432
Credit cards, unsecured loans and other retail lending 542 1,597 159 251 2,007 2,335 4,884
Wholesale loans

143 284 9 9 302 547 992
Total 707 1,918 182 273 2,373 3,228 6,308
Net exposure
Home loans 135,691 14,696 1,571 712 16,979 1,809 154,479
Credit cards, unsecured loans and other retail lending 45,470 8,162 337 253 8,752 1,074 55,296
Wholesale loans

117,398 9,090 365 675 10,130 1,812 129,340
Total 298,559 31,948 2,273 1,640 35,861 4,695 339,115
Coverage ratio % % % % % % %
Home loans - 0.3 0.9 1.8 0.4 16.1 0.3
Credit cards, unsecured loans and other retail lending 1.2 16.4 32.1 49.8 18.7 68.5 8.1
Wholesale loans

0.1 3.0 2.4 1.3 2.9 23.2 0.8
Total 0.2 5.7 7.4 14.3 6.2 40.7 1.8

Gross

exposures

and related

impairment allowances

from

the COVID

-19 scenario

impairment charge

have

been allocated

across
stages for material portfolios, with the majority of the impact recognised in Stage

2.

Credit Risk

Barclays PLC

Measurement uncertainty
Impact on impairment charge from COVID-19

Prior

to

the

COVID-19

pandemic

and

in

line

with

Barclays

established

processes,

the

Group

regenerated

its

Baseline

economic
scenario in January 2020 using

an external consensus

assembled from key

sources. In addition, two

adverse scenarios (Downside

1
and

Downside

2)

and

two

favourable

scenarios

(Upside

1

and

Upside

2)

were

derived

with

associated

probability

weights.

This
regeneration was subsequent to the scenarios and weightings used for

December 2019 reporting.
In subsequent

months, it

became

clear that

the external

consensus

taken

in January

would

not be

an accurate

reflection

of

the
economic circumstances as at 31 March 2020. Furthermore,

given the speed at which global forecasts deteriorated

during March, it
was

also

clear

that

an

effective

consensus

process

as

at

31

March

2020

would

not

be

achievable

given

the

lagging

nature

of
consensus

submissions.

As

a

result,

Barclays

has

generated

a

new

Baseline

scenario

(COVID-19

scenario)

that

reflects

the

most
recent

economic

forecasts

available

in

the

market

(combined

with

internal

assumptions)

and

the

significant

support

measures
taken

by Barclays,

central

banks and

governments

across the

Group’s

key

markets.

The scenario

assumes a

strong contraction

in
GDP

and

a

sharp

rise

in

unemployment

in

2020

across

both

the

UK

and

US.

The

change

in

the

Baseline

scenario

required

a
recalibration of

probability weights.

The economic

environment remains

uncertain and future

impairment charges

may be

subject
to

further

volatility

(including

from

changes

to

macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID-19
pandemic

and

related

containment

measures,

as

well

as

the

longer

term

effectiveness

of

central

bank,

government

and

other
support measures.
The

tables

below

show

the

key

macroeconomic

variables

used

in

the

COVID-19

Baseline

scenario

and

the

probability

weights
applied to each respective scenario.

Baseline average macroeconomic

variables used in the calculation of ECL
2020 2021
Expected Worst Point

As at 31.03.20

%

%

%
UK GDP
1
(8.0) 6.3 (51.5)
UK unemployment
2
6.7 4.5 8.0
UK HPI
3
(3.5) 2.6 (6.5)
UK bank rate

0.10

0.30

0.10
US GDP
1
(6.4) 4.4 (45.0)
US unemployment
4
12.9 7.5 17.0
US HPI
5
- 0.7 (0.3)
US federal funds rate

0.25

0.25

0.25

Scenario probability weighting
Upside 2 Upside 1 Baseline Downside 1 Downside 2
As at 31.03.20

%

%

%

%

%
Scenario probability weighting
5.0 20.8 46.7 21.0 6.5
As at 31.12.19
Scenario probability weighting 10.1 23.1 40.8 22.7 3.3

1

Based on Barclays Global Economic Forecasts;

Expected worst point using Seasonally Adjusted

Annual Rate, SAAR.
2

Average UK unemployment rate 16-year+.
3

Average QoQ UK HPI = Halifax All Houses,

All Buyers Index cumulative growth (drawdown)

from Q4 2019.
4

Average US civilian unemployment rate

16-year+.
5

Average QoQ US HPI = FHFA

house price index cumulative growth (drawdown)

from Q4 2019.

Credit Risk

Barclays PLC

The following

table provides

a breakdown

of the

key

drivers of

the Group’s

loan impairment

charge on

a pre

and post

COVID-19
adjusted basis.

Drivers of loan impairment charge
Three months ended 31.03.20
£m
Impairment charge generated using scenarios before COVID-19 370
Single name wholesale loan charges 405
Loan impairment charge prior to impact of COVID-19 scenario 775
Impact of COVID-19 scenario and weights

1,190
Specific charge for the probability of a sustained period of low oil prices 300
Incorporation of provision for UK economic uncertainty (150)
Total loan impairment charge 2,115

The

impact

of

the

COVID-19

scenario

and

weighting

adjustments

has

resulted

in

a

£1,190m

increase

in

ECL

from

the

scenario
regenerated

in

January,

primarily

driven

by

the

higher

probability

of

default

in

credit

cards,

unsecured

loans

and

other

retail
lending.

These

drivers

are

partially

offset

by

the

impact

of

central

bank,

government

and

other

support

measures

which

are
assumed

to

mitigate

a

material

portion

of

future

losses

reflecting

both

the

likely

take-up

and

success

of

these

schemes.

An
additional specific charge of £300m has been applied to reflect the probability of a sustained period of low oil prices and the impact
this could have

on the probability

of default

of certain

wholesale loans, which

is not otherwise

reflected in

the impairment

model
outputs. The £150m provision for UK economic uncertainty held at year end has been incorporated within the updated scenario.

Treasury and Capital Risk

Barclays PLC

Composition of the Group liquidity pool
As at 31.03.20 As at 31.12.19
Liquidity pool
Liquidity pool of which CRR LCR eligible
3
Liquidity pool Cash Level 1 Level 2A
£bn £bn £bn £bn £bn
Cash and deposits with central banks
1
157 154 - - 153
Government bonds
2
AAA to AA- 43 - 38 1 31
A+ to A- 14 - 7 6 2
BBB+ to BBB- 4 - 4 - 3
Total government bonds 61 - 49 7 36
Other
Government guaranteed issuers, PSEs and GSEs

8 - 7 1 9
International organisations and MDBs 6 - 6 - 7
Covered bonds

5 - 5 1 6
Total other 19 - 18 2 22
Total as at 31 March 2020 237 154 67 9 211
Total as at 31 December 2019 211 150 50 3

1

Includes cash held

at central banks

and surplus cash

at central banks

related to payment

schemes. Over 98%

(December 2019: over

98%) was placed

with the Bank
of England, US Federal Reserve, European

Central Bank, Bank of Japan and Swiss National Bank.
2

Of which over 82% (December 2019: over 67%) comprised

UK, US, French, German, Swiss, Japan

and Dutch securities.
3

The LCR

eligible liquidity

pool is

adjusted

for trapped

liquidity and

other regulatory

deductions. It

also incorporates

other CRR

(as amended

by CRR

II) qualifying
assets that are not eligible under Barclays’ internal risk

appetite.

The Group liquidity pool increased to

£237bn as at 31 March 2020

(December 2019: £211bn) driven by deposit growth

net of client
and

business

funding

requirements,

and

reflects

actions

to

maintain

a

prudent

funding

and

liquidity

position

in

the

current
environment.

The

liquidity

pool

is

held

unencumbered

and

is

not

used

to

support

payment

or

clearing

requirements.

Such
requirements

are

treated

as

part

of

our

regular

business

funding.

The

liquidity

pool

is

intended

to

offset

stress

outflows,

and
comprises the above cash and unencumbered assets.

The composition of the

pool is subject to

limits set by the

independent Risk function, and

is monitored for

concentration by issuer,
currency

and

asset

type.

Given

returns

generated

by

these

highly

liquidity

assets,

the

risk

and

reward

profile

is

continuously
managed.

Treasury and Capital Risk

Barclays PLC

Capital
The Group’s

Overall Capital Requirement

for CET1 is

11.5% comprising a 4.5% Pillar 1

minimum, a 2.5% Capital Conservation

Buffer
(CCB),

a

1.5%

Global

Systemically

Important

Institution

(G-SII)

buffer,

a

3.0%

Pillar

2A

requirement

and

a

0.0%

Countercyclical
Capital Buffer (CCyB).

The Group’s CCyB

is based on the buffer

rate applicable for

each jurisdiction in which the Group

has exposures. On 11 March

2020,
the

Financial

Policy

Committee

set

the

CCyB

rate

for

UK

exposures

at

0%

with

immediate

effect.

The

buffer

rates

set

by

other
national authorities for non-UK exposures are not currently material.

Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement

as per the PRA’s Individual Capital

Requirement is 5.3% of which at least 56.25% needs to

be met
with CET1

capital,

equating to

approximately

3.0%

of

RWAs.

Certain elements

of

the Pillar

2A

requirement

are

a fixed

quantum
whilst others are a proportion of

RWAs, based on a point

in time assessment. The Pillar 2A requirement

is subject to at least annual
review.

On 27 June 2019, CRR II came into force

amending CRR. As an amending regulation, the existing provisions of CRR apply unless they
are amended by CRR II.

Certain

aspects

of

CRR

II are

dependent on

final

technical

standards

to

be issued

by

the European

Banking Authority

(EBA)

and
adopted by

the European

Commission as

well as

UK implementation

of the

rules. The disclosures

in the

following

section reflect
Barclays’ interpretation of the current rules

and guidance.

Treasury and Capital Risk

Barclays PLC

Capital ratios
1,2,3
As at

As at

31.03.20 31.12.19
CET1 13.1% 13.8%
Tier 1 (T1) 16.6% 17.7%
Total regulatory capital 20.4% 21.6%

Capital resources
£m £m
Total equity excluding non-controlling interests

per the balance sheet
68,369 64,429
Less: other equity instruments (recognised as AT1 capital) (10,871) (10,871)
Adjustment to retained earnings for foreseeable dividends (49) (1,096)
Other regulatory adjustments and deductions
Additional value adjustments (PVA) (1,847) (1,746)
Goodwill and intangible assets (8,197) (8,109)
Deferred tax assets that rely on future profitability excluding temporary differences (294) (479)
Fair value reserves related to gains or losses on cash flow hedges (1,709) (1,002)
Gains or losses on liabilities at fair value resulting from own credit (389) 260
Defined benefit pension fund assets (3,603) (1,594)
Direct and indirect holdings by an institution of own CET1 instruments (50) (50)
Adjustment under IFRS 9 transitional arrangements 1,215 1,126
Other regulatory adjustments (57) (55)
CET1 capital 42,518 40,813
AT1 capital

Capital instruments and related share premium accounts 10,871 10,871
Qualifying AT1 capital (including minority interests) issued by subsidiaries

753 687
Other regulatory adjustments and deductions (130) (130)
AT1 capital 11,494 11,428
T1 capital 54,012 52,241
T2 capital
Capital instruments and related share premium accounts 8,423 7,650
Qualifying T2 capital (including minority interests) issued by subsidiaries 4,013 3,984
Credit risk adjustments (excess of impairment over expected losses) 196 16
Other regulatory adjustments and deductions (250) (250)
Total regulatory capital 66,394 63,641
Total RWAs 325,631 295,131

1

CET1, T1 and T2

capital, and RWAs

are calculated applying

the transitional arrangements

of the CRR as

amended by CRR

II applicable as

at the reporting

date.

This
includes IFRS 9 transitional arrangements and

the grandfathering of CRR and CRR II non-compliant

capital instruments.

2

The fully loaded

CET1 ratio, as

is relevant for

assessing against the

conversion trigger

in Barclays PLC

AT1 securities,

was 12.7%, with

£41,303m of CET1 capital

and
£325,536m of RWAs calculated without

applying the transitional arrangements of the CRR

as amended by CRR II applicable as at the reporting

date.
3

The

Barclays

PLC

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

T2

Contingent

Capital

Notes,

was

13.1%.

For

this
calculation CET1 capital

and RWAs are

calculated applying the transitional

arrangements under the

CRR, including the IFRS

9 transitional arrangements.

The benefit
of the

Financial Services

Authority (FSA)

October 2012

interpretation

of the

transitional provisions,

relating to

the implementation

of CRD

IV,

expired in

December
2017.

Treasury and Capital Risk

Barclays PLC

Movement in CET1 capital
Three months
ended
31.03.20
£m
Opening CET1 capital 40,813
Profit for the period attributable to equity holders 826
Own credit relating to derivative liabilities (169)
Dividends paid and foreseen
1
826
Increase in retained regulatory capital generated from earnings 1,483
Net impact of share schemes (56)
Fair value through other comprehensive income reserve (777)
Currency translation reserve 997
Other reserves (6)
Increase in other qualifying reserves 158
Pension remeasurements within reserves 1,990
Defined benefit pension fund asset deduction (2,009)
Net impact of pensions (19)
Additional value adjustments (PVA) (101)
Goodwill and intangible assets (88)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences 185
Adjustment under IFRS 9 transitional arrangements 89
Other regulatory adjustments (2)
Increase in regulatory capital due to adjustments and deductions 83
Closing CET1 capital 42,518

1

£1.0bn following the cancellation of the full year

2019 dividend offset by £0.2bn AT1

coupon payments.

Treasury and Capital Risk

Barclays PLC

RWAs by risk type and business
Credit risk Counterparty credit risk Market risk
Operational
risk
Total
RWAs
Std IRB Std IRB
Settlement
risk CVA Std IMA
As at 31.03.20 £m £m £m £m £m £m £m £m £m £m
Barclays UK 5,835 59,451 311

-

-
28 202

-
11,851 77,678
Corporate and Investment Bank 30,620 71,993 15,611 19,756 1,022 3,309 14,036 24,010 21,390 201,747
Consumer, Cards and Payments 25,205 3,085 132 31

-
21

-
151 7,536 36,161
Barclays International 55,825 75,078 15,743 19,787 1,022 3,330 14,036 24,161 28,926 237,908
Head Office 3,706 6,212

-

-

-

-

-

-
127 10,045
Barclays Group 65,366 140,741 16,054 19,787 1,022 3,358 14,238 24,161 40,904 325,631
As at 31.12.19
Barclays UK 5,189 57,455 235 - - 23 178 - 11,821 74,901
Corporate and Investment Bank 25,749 62,177 12,051 16,875 276 2,470 12,854 17,626 21,475 171,553
Consumer, Cards and Payments 27,209 2,706 92 37 - 11 - 103 7,532 37,690
Barclays International 52,958 64,883 12,143 16,912 276 2,481 12,854 17,729 29,007 209,243
Head Office 5,104 5,754 - - - - - - 129 10,987
Barclays Group 63,251 128,092 12,378 16,912 276 2,504 13,032 17,729 40,957 295,131

Movement analysis of RWAs
Credit risk

Counterparty
credit risk Market risk Operational risk Total RWAs
£m £m £m £m £m
Opening RWAs (as at 31.12.19) 191,343 32,070 30,761 40,957 295,131
Book size 7,205 8,300 9,977 (53) 25,429
Acquisitions and disposals (33) - - - (33)
Book quality 1,511 (404) - - 1,107
Model updates 887 - - - 887
Methodology and policy 1,166 255 (2,339) - (918)
Foreign exchange movements
1
4,028 - - - 4,028
Closing RWAs (as at 31.03.20) 206,107 40,221 38,399 40,904 325,631

1

Foreign exchange movements does

not include foreign exchange for

counterparty credit risk or market

risk.

RWAs increased £30.5bn to £325.6bn:

●

Book size

increased RWAs

£25.4bn primarily

due to

an increase

in client

activity compared

to

year-end

2019, including
drawdowns on facilities and higher market volatility
●

Book quality increased RWAs £1.1bn primarily due to changes in model calibration
●

Foreign exchange movements increased RWAs

£4.0bn due to the appreciation of period end USD against GBP

Treasury and Capital Risk

Barclays PLC

Leverage ratio and exposures
The

Group

is

subject

to

a

leverage

ratio

requirement

of

3.8%

as

at

31

March

2020.

This

comprises

the

3.25%

minimum
requirement,

a

G-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)

of

0.53%

and

a

countercyclical

leverage

ratio

buffer

(CCLB)

of
0.0%.

Although the

leverage

ratio

is

expressed

in

terms

of

T1

capital,

75%

of

the

minimum

requirement,

equating

to

2.4375%,
needs

to

be met

with

CET1

capital.

In

addition,

the

G-SII

ALRB

must

be covered

solely

with

CET1

capital.

The

CET1

capital

held
against the 0.53% G-SII ALRB was £6.2bn.

The

Group

is

required

to

disclose

an

average

UK

leverage

ratio

which

is

based

on

capital

on

the

last

day

of

each

month

in

the
quarter and an

exposure measure

for each

day in

the quarter.

The Group

is also required

to disclose a

UK leverage

ratio based

on
capital and exposure

on the last

day of the

quarter.

Both approaches exclude

qualifying claims on

central banks from

the leverage
exposures.

Leverage ratios
1,2
As at
31.03.20
As at
31.12.19
£m £m
Average UK leverage ratio 4.5% 4.5%
Average T1 capital
3
53,274 51,823
Average UK leverage exposure 1,176,198 1,142,819
UK leverage ratio 4.5% 5.1%
CET1 capital 42,518 40,812
AT1 capital 10,741 10,741
T1 capital
3
53,259 51,553
UK leverage exposure 1,178,708 1,007,721
UK leverage exposure
Accounting assets
Derivative financial instruments 342,120 229,236
Derivative cash collateral 85,321 56,589
Securities financing transactions (SFTs) 185,725 111,307
Loans and advances and other assets 831,130 743,097
Total IFRS assets 1,444,296 1,140,229
Regulatory consolidation adjustments (4,841) (1,170)
Derivatives adjustments
Derivatives netting

(309,585) (207,756)
Adjustments to cash collateral (70,758) (48,464)
Net written credit protection 19,994 13,784
Potential future exposure (PFE) on derivatives 126,503 119,118
Total derivatives adjustments (233,846) (123,318)
SFTs adjustments 34,271 18,339
Regulatory deductions and other adjustments (14,615) (11,984)
Weighted off-balance sheet commitments 102,499 105,289
Qualifying central bank claims (149,056) (119,664)
UK leverage exposure
2
1,178,708 1,007,721

1

Fully loaded

average UK

leverage ratio

was 4.4%,

with £52.3bn

of T1

capital and

£1,175bn of

leverage exposure.

Fully

loaded UK

leverage ratio

was 4.4%,

with
£52.0bn of T1

capital and £1,177bn

of leverage

exposure.

Fully loaded UK

leverage ratios are

calculated without applying

the transitional arrangements

of the CRR
as amended by CRR II applicable as at the reporting date.

2

Capital and leverage measures are calculated

applying the transitional arrangements of the CRR as

amended by CRR II applicable as at the reporting date

.
3

T1 capital is calculated in line with the PRA

Handbook.

Treasury and Capital Risk

Barclays PLC

The average

UK leverage

ratio

remained

stable

at 4.5%

(December 2019:

4.5%). The

average

UK leverage

exposure

increased by
£33bn to £1,176bn
primarily driven by SFTs

and loans and advances

and other assets, partially offset

by an increase in T1

capital of
£1.5bn to £53.3bn, mainly driven by the cancellation of the full year 2019 dividend.

The

UK

leverage

ratio

decreased

to

4.5%

(December

2019:

5.1%)

driven

by

an

increase

in

UK

leverage

exposure

of

£171bn

to
£1,179bn partially offset by an increase in T1 capital. The UK leverage exposure movements included:

●

SFTs increased £90.4bn to £220.0bn primarily due to increased client activity
●

Loans

and

advances

and

other

assets

increased

£88.0bn

to

£831.1bn,

including

a

£42.1bn

increase

in

settlements
balances and £35.0bn increase in loans and advances due to increased lending

The

Group

also

discloses

a

CRR

leverage

ratio
1

within

its

additional

regulatory

disclosures

prepared

in

accordance

with

EBA
guidelines on disclosure under Part Eight of

the CRR (see Barclays PLC Pillar

3 Report Q1 2020, due to be published on 29

April 2020
and which will be available at home.barclays/investor

-relations/reports-and-events/latest-financial-results).

1

CRR leverage ratio as amended by CRR II applicable as

at the reporting date.

Treasury and Capital Risk

Barclays PLC

MREL
CRR II

requirements relating

to own

funds and

eligible liabilities

came into

effect

from 27

June 2019.

Eligible liabilities

have been
calculated reflecting

the Group’s

interpretation of

the current rules

and guidance. Certain

aspects of CRR

II are dependent

on final
technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

The Group

is required

to meet

the higher

of: (i)

the MREL

set by

the Bank

of England;

and (ii)

the requirements

in CRR

II, both

of
which have RWA

and leverage

based requirements.

MREL is subject

to phased implementation

and will be

fully implemented

by 1
January

2022,

at

which

time

the

Group’s

indicative

MREL

is

expected

to

be

two

times

the

sum

of

its

Pillar

1

and

Pillar

2A
requirements,

as

set

by

the

Bank

of

England.

In

addition,

CET1

capital

cannot

be

counted

towards

both

MREL

and

the

capital
buffers, meaning that the buffers

will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds
and eligible liabilities. The Bank of England will review

the MREL calibration by the end of

2020, including assessing the proposal for
Pillar 2A recapitalisation, which may drive a different

1 January 2022 MREL than currently proposed.

Own funds and eligible liabilities ratios
1
As at
31.03.20
As at
31.12.19
CET1 capital 13.1% 13.8%
AT1 capital instruments and related share premium accounts
2
3.3% 3.6%
T2 capital instruments and related share premium accounts
2
2.6% 2.5%
Eligible liabilities 10.3% 11.2%
Total Barclays PLC

(the Parent company) own funds and eligible liabilities
29.3% 31.2%
Qualifying AT1 capital (including minority interests) issued by subsidiaries 0.2% 0.2%
Qualifying T2 capital (including minority interests) issued by subsidiaries 1.2% 1.3%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments 30.7% 32.8%
Own funds and eligible liabilities
1
£m £m
CET1 capital 42,518 40,813
AT1 capital instruments and related share premium accounts
2
10,741 10,741
T2 capital instruments and related share premium accounts
2
8,369 7,416
Eligible liabilities 33,674 33,025
Total Barclays PLC

(the Parent company) own funds and eligible liabilities
95,302 91,995
Qualifying AT1 capital (including minority interests) issued by subsidiaries 753 687
Qualifying T2 capital (including minority interests) issued by subsidiaries 4,013 3,984
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments 100,068 96,666
Total RWAs
1
325,631 295,131

1

CET1, T1 and T2

capital, and RWAs

are calculated applying

the transitional arrangements

of the CRR as

amended by CRR

II applicable as

at the reporting

date. This
includes IFRS 9 transitional arrangements and

the grandfathering of CRR and CRR II non-compliant

capital instruments.
2

Includes other AT1

capital regulatory adjustments

and deductions of £130m

(December 2019: £130m),

and other T2 credit

risk adjustments and

deductions of £54m
(December 2019: £234m).

Condensed Consolidated Financial Statements

Barclays PLC

Condensed consolidated income statement
Three months
ended
Three months
ended
31.03.20 31.03.19
£m £m
Total income 6,283 5,252
Credit impairment charges (2,115) (448)
Net operating income 4,168 4,804
Operating expenses excluding litigation and conduct (3,253) (3,257)
Litigation and conduct (10) (61)
Operating expenses (3,263) (3,318)
Other net income/(expenses) 8 (3)
Profit before tax 913 1,483
Tax charge (71) (248)
Profit after tax 842 1,235
Attributable to:
Equity holders of the parent 605 1,038
Other equity instrument holders 221 180
Total equity holders of the parent 826 1,218
Non-controlling interests 16 17
Profit after tax 842 1,235
Earnings per share p p
Basic earnings per ordinary share 3.5 6.1

Condensed Consolidated Financial Statements

Barclays PLC

Condensed consolidated balance sheet
As at As at
31.03.20 31.12.19
Assets
£m £m
Cash and balances at central banks 151,805 150,258
Cash collateral and settlement balances 157,162 83,256
Loans and advances at amortised cost 374,149 339,115
Reverse repurchase agreements and other similar secured lending 15,384 3,379
Trading portfolio assets 102,000 114,195
Financial assets at fair value through the income statement 193,107 133,086
Derivative financial instruments 342,120 229,236
Financial assets at fair value through other comprehensive income 83,367 65,750
Investments in associates and joint ventures 739 721
Goodwill and intangible assets 8,209 8,119
Current tax assets 510 412
Deferred tax assets 2,713 3,290
Other assets 13,031 9,412
Total assets 1,444,296 1,140,229
Liabilities
Deposits at amortised cost 470,698 415,787
Cash collateral and settlement balances 127,052 67,341
Repurchase agreements and other similar secured borrowing 35,958 14,517
Debt securities in issue 87,961 76,369
Subordinated liabilities 19,595 18,156
Trading portfolio liabilities 54,125 36,916
Financial liabilities designated at fair value 227,632 204,326
Derivative financial instruments 338,982 229,204
Current tax liabilities

294 313
Deferred tax liabilities 516 23
Other liabilities 11,883 11,617
Total liabilities 1,374,696 1,074,569
Equity
Called up share capital and share premium 4,607 4,594
Other reserves 6,166 4,760
Retained earnings

46,725 44,204
Shareholders' equity attributable to ordinary shareholders of the parent 57,498 53,558
Other equity instruments 10,871 10,871
Total equity excluding non-controlling interests 68,369 64,429
Non-controlling interests 1,231 1,231
Total equity 69,600 65,660
Total liabilities and equity 1,444,296 1,140,229

Condensed Consolidated Financial Statements

Barclays PLC

Condensed consolidated statement of changes in equity
Called up
share
capital and
share
premium
Other equity
instruments
Other
reserves
Retained
earnings Total
Non-
controlling
interests
Total
equity
Three months ended 31.03.20 £m £m £m £m £m £m £m
Balance as at 1 January 2020 4,594 10,871 4,760 44,204 64,429 1,231 65,660
Profit after tax - 221 - 605 826 16 842
Retirement benefit remeasurements - - - 1,990 1,990 - 1,990
Other - - 1,407 (7) 1,400 - 1,400
Total comprehensive income for the period - 221 1,407 2,588 4,216 16 4,232
Issue of shares under employee share schemes 13 - - 252 265 - 265
Other equity instruments coupons paid - (221) - - (221) - (221)
Vesting of shares under employee share schemes - - (1) (320) (321) - (321)
Dividends paid - - - - - (16) (16)
Other movements - - - 1 1 - 1
Balance as at 31 March 2020 4,607 10,871 6,166 46,725 68,369 1,231 69,600

As at As at
31.03.20 31.12.19
Other reserves £m £m
Currency translation reserve
4,341 3,344
Fair value through other comprehensive income reserve
(964) (187)
Cash flow hedging reserve
1,709 1,002
Own credit reserve
107 (373)
Other reserves and treasury shares 973 974
Total
6,166 4,760

Appendix: Non-IFRS Performance Measures

Barclays PLC

The

Group’s

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable
information to

the readers of

the financial statements

as they enable

the reader to

identify a more

consistent basis

for comparing
the businesses’

performance between

financial periods,

and provide

more detail

concerning the

elements of

performance which
the managers

of

these businesses

are

most

directly

able to

influence or

are

relevant

for

an assessment

of

the Group.

They also
reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should
consider the IFRS measures as well.

Non-IFRS performance

measures glossary

Measure Definition
Loan: deposit ratio Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated
tangible equity
Allocated

tangible

equity is

calculated

as 13.5%

(2019: 13.0%)

of

RWAs

for

each business,

adjusted
for capital deductions, excluding goodwill

and intangible assets, reflecting the assumptions the Group
uses for

capital

planning

purposes. Head

Office

allocated

tangible

equity

represents

the

difference
between the Group’s tangible shareholders’

equity and the amounts allocated to businesses.
Average tangible
shareholders’ equity
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current
month’s

period end

tangible equity.

The average

tangible shareholders’

equity for

the period

is the
average of the monthly averages

within that period.
Average allocated
tangible equity
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current month’s

period end

allocated

tangible equity.

The average

allocated

tangible equity

for

the
period is the average of the monthly averages within that

period.
Return on average
tangible shareholders’
equity
Annualised profit

after tax

attributable

to ordinary

equity holders

of the

parent,

as a

proportion

of
average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments
adjusted for the deduction of

intangible assets and goodwill. The

components of the calculation have
been included on page 36.
Return on average
allocated tangible equity
Annualised profit

after

tax

attributable

to

ordinary equity

holders

of

the parent,

as a

proportion

of
average allocated tangible equity.

The components of the calculation have been included on page 36.
Cost: income ratio
Total operating

expenses divided by total income.
Loan loss rate
Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans
and advances

held at

amortised cost

at the

balance sheet

date.

The components

of the

calculation
have been included on page 19.
Net interest margin
Annualised net

interest

income divided

by the

sum of

average

customer assets.

The components

of
the calculation have been included on page 16.
Tangible net asset value
per share
Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The
components of the calculation have been included on page 42.
Performance measures
excluding litigation and
conduct
Calculated by excluding litigation

and conduct charges from performance

measures. The components
of the calculations have been included on pages 37 to 42.

Appendix: Non-IFRS Performance Measures

Barclays PLC

Returns

Return

on

average

tangible

equity

is

calculated

as

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent

as

a
proportion of average tangible equity,

excluding non-controlling and other equity interests

for businesses. Allocated tangible equity
has

been

calculated

as

13.5%

(2019:

13.0%)

of

RWAs

for

each

business, adjusted

for

capital

deductions,

excluding

goodwill

and
intangible assets,

reflecting the

assumptions the

Group uses

for capital

planning purposes. Head

Office average

allocated tangible
equity

represents

the

difference

between

the

Group’s

average

tangible

shareholders’

equity

and

the

amounts

allocated

to
businesses.

Profit/(loss)
attributable to
ordinary equity
holders of the
parent
Average
tangible equity
Return on
average
tangible equity
Three months ended 31.03.20
£m £bn %
Barclays UK 175 10.5 6.7

Corporate and Investment Bank
820 27.2 12.1

Consumer, Cards and Payments
(291) 5.1 (22.6)
Barclays International 529 32.3 6.5
Head Office (99) 4.2 n/m
Barclays Group 605 47.0 5.1
Three months ended 31.03.19
Barclays UK 422 10.4 16.3

Corporate and Investment Bank
582 25.1 9.3

Consumer, Cards and Payments
206 5.4 15.4
Barclays International
788 30.5 10.4
Head Office
(172) 4.3 n/m
Barclays Group
1,038 45.2 9.2

Appendix: Non-IFRS Performance Measures

Barclays PLC

Performance measures excluding litigation

and conduct
Barclays Group
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Cost: income ratio
£m £m £m £m £m £m £m £m
Total operating expenses (3,263) (3,701) (4,861) (3,554) (3,318) (4,093) (3,434) (3,391)
Impact of litigation and conduct 10 167 1,568 53 61 60 105 81
Operating expenses (3,253) (3,534) (3,293) (3,501) (3,257) (4,033) (3,329) (3,310)
Total income 6,283 5,301 5,541 5,538 5,252 5,073 5,129 5,576
Cost: income ratio excluding litigation and
conduct
52% 67% 59% 63% 62% 79% 65% 59%
Profit before tax
Profit before tax 913 1,097 246 1,531 1,483 374 1,461 1,895
Impact of litigation and conduct 10
167 1,568 53 61 60
105
81
Profit before tax excluding litigation and conduct 923 1,264 1,814 1,584 1,544 434 1,566 1,976
Profit attributable to ordinary equity holders of
the parent
Attributable profit/(loss) 605 681 (292) 1,034 1,038 (14) 1,050 1,279
Post-tax impact of litigation and conduct (1) 122 1,525 40 46 62 85 59
Profit attributable to ordinary equity holders of
the parent excluding litigation and conduct
604 803 1,233 1,074 1,084 48 1,135 1,338
Return on average tangible shareholders' equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average shareholders' equity 55.2 54.5 56.4 54.0 53.2 52.2 52.5 51.3
Average goodwill and intangibles (8.2) (8.1) (8.0) (7.8) (8.0) (7.9) (7.9) (7.8)
Average tangible shareholders' equity

47.0 46.4 48.4 46.2 45.2 44.3 44.6 43.5
Return on average tangible shareholders' equity
excluding litigation and conduct
5.1% 6.9% 10.2% 9.3% 9.6% 0.4% 10.2% 12.3%
Basic earnings per ordinary share
Basic weighted average number of shares (m) 17,278 17,200 17,192 17,178 17,111 17,075 17,074 17,067
Basic earnings per ordinary share excluding
litigation and conduct
3.5p 4.7p 7.2p 6.3p 6.3p 0.3p 6.6p 7.8p

Appendix: Non-IFRS Performance Measures

Barclays PLC

Barclays UK
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Cost: income ratio
£m £m £m £m £m £m £m £m
Total operating expenses (1,028) (1,122)
(2,432)
(1,063) (1,002) (1,175) (1,042) (971)
Impact of litigation and conduct
5 58 1,480 41 3 15 54 3
Operating expenses (1,023) (1,064) (952) (1,022) (999) (1,160) (988) (968)
Total income 1,704 1,959 1,846 1,771 1,777 1,863 1,896 1,836
Cost: income ratio excluding litigation and
conduct
60% 54% 52% 58% 56% 62% 52% 53%
Profit before tax
Profit/(loss) before tax
195 647 (687) 477 585 390 740
656
Impact of litigation and conduct
5 58 1,480 41 3 15 54 3
Profit before tax excluding litigation and conduct 200 705 793 518 588 405 794 659
Profit attributable to ordinary equity holders of
the parent
Attributable profit/(loss) 175 438 (907) 328 422 241 510 473
Post-tax impact of litigation and conduct
3 43 1,457 30 2 12 48 1
Profit attributable to ordinary equity holders of
the parent excluding litigation and conduct
178 481 550 358 424 253 558 474
Return on average allocated tangible equity £bn £bn £bn £bn £bn £bn £bn £bn
Average allocated equity

14.1 13.8 13.9 13.8 13.9 13.6 13.7 13.6
Average goodwill and intangibles (3.6) (3.5) (3.5) (3.5) (3.5) (3.5) (3.6) (3.5)
Average allocated tangible equity

10.5 10.3 10.4 10.3 10.4 10.1 10.1 10.1
Return on average allocated tangible equity
excluding litigation and conduct
6.8% 18.7% 21.2% 13.9% 16.4% 10.1% 22.0% 18.8%

Appendix: Non-IFRS Performance Measures

Barclays PLC

Barclays International
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Cost: income ratio
£m £m £m £m £m £m £m £m
Total operating expenses (2,219) (2,500) (2,282) (2,446) (2,225) (2,684) (2,309) (2,353)
Impact of litigation and conduct - 86 - 11 19 33 32 47
Operating expenses (2,219) (2,414) (2,282) (2,435) (2,206) (2,651) (2,277) (2,306)
Total income 4,644 3,452 3,750 3,903 3,570 3,221 3,290 3,707
Cost: income ratio excluding litigation and
conduct
48% 70% 61% 62% 62% 82% 69% 62%
Profit before tax
Profit before tax
822 640 1,137 1,223 1,118 215 850 1,297
Impact of litigation and conduct -
86 - 11 19 33 32 47
Profit before tax excluding litigation and conduct 822 726 1,137 1,234 1,137 248 882 1,344
Profit attributable to ordinary equity holders of
the parent
Attributable profit/(loss) 529 397 799 832 788 (21) 687 926
Post-tax impact of litigation and conduct - 64 2 8 16 34 26 34
Profit attributable to ordinary equity holders of
the parent excluding litigation and conduct
529 461 801 840 804 13 713 960
Return on average allocated tangible equity £bn £bn £bn £bn £bn £bn £bn £bn
Average allocated equity

33.0 31.9 33.3 32.1 31.6 32.4 32.5 32.8
Average goodwill and intangibles (0.7) (1.0) (1.1) (1.0) (1.1) (1.1) (1.3) (1.4)
Average allocated tangible equity

32.3 30.9 32.2 31.1 30.5 31.3 31.1 31.4
Return on average allocated tangible equity
excluding litigation and conduct
6.5% 6.0% 10.0% 10.8% 10.6% 0.2% 9.2% 12.2%

Appendix: Non-IFRS Performance Measures

Barclays PLC

Corporate and Investment

Bank
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Cost: income ratio
£m £m £m £m £m £m £m £m
Total operating expenses (1,690) (1,926) (1,716) (1,867) (1,638) (2,046) (1,744) (1,773)
Impact of litigation and conduct - 79 4 7 19 23 32 -
Operating expenses (1,690) (1,847) (1,712) (1,860) (1,619) (2,023) (1,712) (1,773)
Total income 3,617 2,314 2,617 2,795 2,505 2,151 2,235 2,580
Cost: income ratio excluding litigation and
conduct
47% 80% 65% 67% 65% 94% 77% 69%
Profit before tax
Profit before tax
1,203 359 882 887 827 85 498 835
Impact of litigation and conduct
- 79 4 7 19
23
32 -
Profit before tax excluding litigation and conduct 1,203 438 886 894 846 108 530 835
Profit attributable to ordinary equity holders of
the parent
Attributable profit/(loss) 820 193 609 596 582 (84) 431 600
Post-tax impact of litigation and conduct - 58 5 5 16 27 25 -
Profit/(loss) attributable to ordinary equity
holders of the parent excluding litigation and
conduct
820 251 614 601 598 (57) 456 600
Return on average allocated tangible equity £bn £bn £bn £bn £bn £bn £bn £bn
Average allocated equity 27.2 25.9 26.9 25.8 25.2 26.0 26.2 26.7
Average goodwill and intangibles - (0.1) - - (0.1) - (0.2) (0.3)
Average allocated tangible equity 27.2 25.8 26.9 25.8 25.1 26.0 25.9 26.4
Return on average allocated tangible equity
excluding litigation and conduct
12.1% 3.9% 9.2% 9.3% 9.5% (0.9%) 7.0% 9.1%

Appendix: Non-IFRS Performance Measures

Barclays PLC

Consumer,

Cards and Payments
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Cost: income ratio
£m £m £m £m £m £m £m £m
Total operating expenses (529) (574) (566) (579) (587) (638) (565) (580)
Impact of litigation and conduct - 7 (4) 4 - 10 - 47
Operating expenses (529) (567) (570) (575) (587) (628) (565) (533)
Total income 1,027 1,138 1,133 1,108 1,065 1,070 1,055 1,127
Cost: income ratio excluding litigation and
conduct
52% 50% 50% 52% 55% 59% 54% 47%
Profit before tax
(Loss)/profit before tax
(381) 281 255 336 291 130 352 462
Impact of litigation and conduct
- 7 (4) 4 - 10 - 47
(Loss)/profit before tax excluding litigation and
conduct
(381) 288 251 340 291 140 352 509
Profit attributable to ordinary equity holders of
the parent
Attributable (loss)/profit (291) 204 190 236 206 63 256 326
Post-tax impact of litigation and conduct - 6 (3) 3 - 7 1 34
(Loss)/profit attributable to ordinary equity
holders of the parent excluding litigation and
conduct
(291) 210 187 239 206 70 257 360
Return on average allocated tangible equity £bn £bn £bn £bn £bn £bn £bn £bn
Average allocated equity 5.8 6.0 6.4 6.3 6.4 6.4 6.3 6.0
Average goodwill and intangibles (0.7) (0.9) (1.1) (1.0) (1.0) (1.1) (1.1) (1.1)
Average allocated tangible equity 5.1 5.1 5.3 5.3 5.4 5.3 5.2 5.0
Return on average allocated tangible equity
excluding litigation and conduct
(22.6%) 16.3% 14.0% 18.0% 15.4% 5.4% 19.9% 28.9%

Appendix: Non-IFRS Performance Measures

Barclays PLC

Head Office
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
Profit before tax
£m £m £m £m £m £m £m £m
Loss before tax (104) (190) (204) (169) (220) (231) (129) (58)
Impact of litigation and conduct 5 23 88 1 39 12 19 31
Loss before tax excluding litigation and conduct (99) (167) (116) (168) (181) (219) (110) (27)
Profit attributable to ordinary equity holders of
the parent
Attributable loss (99) (154) (184) (126) (172) (234) (147) (120)
Post-tax impact of litigation and conduct (4) 15 66 2 28 16 11 24
Attributable loss excluding litigation and conduct (103) (139) (118) (124) (144) (218) (136) (96)

Tangible net

asset value per share
As at As at As at
31.03.20 31.12.19 31.03.19
£m £m £m
Total equity excluding non-controlling interests 68,369 64,429 64,661
Other equity instruments (10,871) (10,871) (11,119)
Shareholders' equity attributable to ordinary shareholders of the parent 57,498 53,558 53,542
Goodwill and intangibles (8,209) (8,119) (7,921)
Tangible shareholders' equity attributable to ordinary shareholders of the parent 49,289 45,439 45,621
m m m
Shares in issue

17,332

17,322

17,139
p p p
Net asset value per share

332

309

312
Tangible net asset value per share

284

262

266

Appendix: Non-IFRS Performance Measures

Barclays PLC

Profit/(loss) attributable to ordinary equity
holders of the parent
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
£m £m £m £m £m £m £m £m
Barclays UK 175 438 (907) 328 422 241 510 473
Corporate and Investment Bank 820 193 609 596 582 (84) 431 600
Consumer, Cards and Payments (291) 204 190 236 206 63 256 326
Barclays International 529 397 799 832 788 (21) 687 926
Head Office (99) (154) (184) (126) (172) (234) (147) (120)
Barclays Group 605 681 (292) 1,034 1,038 (14) 1,050 1,279
Average equity
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
£bn £bn £bn £bn £bn £bn £bn £bn
Barclays UK 14.1 13.8 13.9 13.8 13.9 13.6 13.7 13.6
Corporate and Investment Bank 27.2 25.9 26.9 25.8 25.2 26.0 26.2 26.7
Consumer, Cards and Payments 5.8 6.0 6.4 6.3 6.4 6.4 6.3 6.0
Barclays International 33.0 31.9 33.3 32.1 31.6 32.4 32.5 32.8
Head Office 8.1 8.8 9.2 8.1 7.7 6.2 6.4 4.9
Barclays Group 55.2 54.5 56.4 54.0 53.2 52.2 52.5 51.3
Return on average equity
Q120 Q419 Q319 Q219 Q119 Q418 Q318 Q218
% % % % % % % %
Barclays UK 5.0% 12.7% (26.1%) 9.5% 12.2% 7.1% 14.9% 13.9%
Corporate and Investment Bank 12.1% 3.0% 9.1% 9.2% 9.3% (1.3%) 6.6% 9.0%
Consumer, Cards and Payments (20.0%) 13.6% 11.8% 14.9% 12.8% 3.9% 16.3% 21.6%
Barclays International 6.4% 5.0% 9.6% 10.3% 10.0% (0.3%) 8.5% 11.3%
Head Office n/m n/m n/m n/m n/m n/m n/m n/m
Barclays Group 4.4% 5.0% (2.1%) 7.6% 7.8% (0.1%) 8.0% 10.0%

Shareholder Information

Barclays PLC

Results timetable
1
Date
2020 Interim Results Announcement 29 July 2020
% Change
3
Exchange rates
2
31.03.20 31.12.19 31.03.19 31.12.19 31.03.19
Period end - USD/GBP 1.24 1.33 1.30 (7%) (5%)
3 month average - USD/GBP 1.28 1.29 1.30 (1%) (2%)
Period end - EUR/GBP 1.13 1.18 1.16 (4%) (3%)
3 month average - EUR/GBP 1.16 1.16 1.15 - 1%
Share price data
Barclays PLC (p) 94.11 179.64 154.68
Barclays PLC number of shares (m) 17,332 17,322 17,139
For further information please contact
Investor relations Media relations
Chris Manners +44 (0) 20 7773 2136 Tom Hoskin +44 (0) 20 7116 4755
More information on Barclays can be found on our website: home.barclays.
Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel:

+44 (0) 20 7116 1000. Company number: 48839.
Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 2055
4

from the UK or +44 121 415 7004 from overseas.
American Depositary Receipts (ADRs)
J.P.Morgan

Chase Bank, N.A
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 866 700 1652 (for the hearing impaired).
J.P.Morgan

Chase Bank N.A., Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.
Delivery of ADR certificates and overnight mail
J.P.Morgan

Chase Bank N.A., Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1

Note that these dates are provisional and subject

to change.
2

The average rates shown above are derived from

daily spot rates during the year.
3

The change is the impact to GBP reported information.
4

Lines open 8.30am to 5.30pm (UK time), Monday

to Friday, excluding

UK public holidays in England and Wales.

Glossary of Terms

Barclays PLC

‘A-IRB’ / ‘Advanced

-Internal Ratings Based’

See ‘Internal Ratings Based (IRB)’.

‘Acceptances

and endorsements’

An acceptance

is an

undertaking by

a bank

to pay

a bill

of exchange

drawn on

a customer.

The
Barclays

Group

expects

most

acceptances

to

be

presented,

but

reimbursement

by

the

customer

is

normally

immediate.
Endorsements are

residual liabilities

of the

Barclays Group

in respect

of bills

of exchange

which have

been paid

and subsequently
rediscounted.

‘Additional

Tier 1

(AT1)

capital’

AT1

capital largely

comprises eligible

non-common equity

capital securities

and any

related share

premium.
‘Additional Tier 1 (AT1)

securities’

Non-common equity securities that are eligible as AT1

capital.

‘Advanced

Measurement Approach

(AMA)’

Under the

AMA, banks

are allowed

to develop

their own

empirical model

to quantify
required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’

Bonds issued by state and / or government

agencies or government-sponsored entities.

‘Agency Mortgage

-Backed Securities’

Mortgage-Backed Securities issued by government-sponsored

entities.

‘All

price risk

(APR)’
An estimate

of all

the material

market risks,

including rating

migration and

default

for the

correlation trading
portfolio.
‘American

Depository Receipts

(ADR)’
A negotiable

certificate

that represents

the ownership

of shares

in a

non-US company

(for
example Barclays) trading in US financial markets.
‘Americas’

Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual

Earnings at

Risk (AEaR)’

A measure

of the potential

change in Net

Interest Income

(NII) due to

an interest

rate movement
over a one-year period.
‘Annualised

cumulative weighted

average lifetime

PD’

The probability

of default

over the

remaining life

of the

asset, expressed

as
an annual rate, reflecting a range of possible economic scenarios.
‘Application

scorecards’
Algorithm based

decision tools

used to

aid business

decisions and

manage credit

risk based

on available
customer data at the point of application for a product.
‘Arrears’

Customers are

said to be

in arrears when

they are behind

in fulfilling their obligations

with the result

that an outstanding
loan is unpaid or

overdue. Such customers

are also said

to be in

a state

of delinquency.

When a customer

is in arrears,

their entire
outstanding balance is said to

be delinquent, meaning that delinquent

balances are the total

outstanding loans on which payments
are overdue.

‘Asia’

Geographic segment comprising countries where Barclays

operates within Asia and the Middle East.

‘Asset

Backed

Commercial

Paper’

Typically

short-term

notes

secured

on

specified

assets

issued

by

consolidated

special

purpose
entities for funding purposes.

‘Asset Backed

Securities (ABS)’

Securities that represent an interest

in an underlying pool of referenced

assets. The referenced

pool
can

comprise

any

assets

which

attract

a

set

of

associated

cash

flows

but

are

commonly

pools

of

residential

or

commercial
mortgages and, in the case of Collateralised Debt Obligations (CDOs),

the referenced pool may be ABS or other classes of assets.

‘Attributable

profit’

Profit after

tax that

is attributable

to ordinary equity

holders of Barclays

adjusted for

the after tax

amounts of
capital securities classified as equity.
‘Average

allocated tangible

equity’
Calculated as the

average of

the previous month’s

period end allocated

tangible equity and the
current

month’s

period end

allocated

tangible equity.

The average

allocated

tangible equity

for

the period

is the

average

of

the
monthly averages within that period.

‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the
current month’s

period end tangible equity.

The average tangible

shareholders’ equity for

the period is the average

of the monthly
averages within that period.

‘Average

UK leverage

ratio’

As per

the PRA

rulebook, is

calculated

as the

average

capital measure

based on

the last

day of

each
month in the

quarter divided by

the average

exposure measure

for the

quarter,

where the average

exposure is based

on each day
in the quarter.
‘Back testing’
Includes a number of techniques that assess the continued

statistical validity of

a model by simulating how the model
would have predicted recent experience.
‘Barclays

Africa’

or

‘Absa’
Barclays

Africa

Group

Limited

(now

Absa

Group

Limited),

which

was

previously

a

subsidiary

of

the
Barclays

Group.

Following

a

sell

down

of

shares

resulting

in

a

loss

of

control,

the

Barclays

Group’s

shareholding

in

Absa

Group
Limited is now classified as a financial asset at fair value through other comprehensive income.

Glossary of Terms

Barclays PLC

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

the

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating marked to

market LTVs

derived by calculating

individual LTVs

at account level and

weighting it by the

balances to arrive
at the

average

position.

Balance weighted

loan to

value is

calculated

using the

following formula:

LTV

= ((loan

balance 1

x MTM
LTV% for

loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ...) / total outstandings in portfolio.
‘Barclaycard’

An international

consumer payments

business serving

the needs

of businesses

and consumers

through credit

cards,
consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in the UK, US,
Germany and Scandinavia.

‘Barclaycard Consumer UK’

The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’

Barclays PLC, together with its subsidiaries.

‘Barclays Bank Group’

Barclays Bank PLC, together with its subsidiaries.

‘Barclays Bank UK Group’

Barclays Bank UK PLC, together with its subsidiaries.

‘Barclays Operating

businesses’
The core

Barclays businesses

operated by

Barclays UK

(which include the

UK Personal

banking; UK
business banking

and the

Barclaycard

consumer UK

businesses) and

Barclays

International

(the large

UK Corporate

business; the
international Corporate and Private Bank businesses; the Investment

Bank; the international Barclaycard business; and payment

s).
‘Barclays Execution

Services’ or ‘BX’

or ‘BSerL’

or ‘Group

Service Company’
Barclays Execution

Services Limited, the

Group services
company set up to provide services to Barclays UK and Barclays

International to deliver operational continuity.

‘Barclays International’
The segment of

Barclays held

by Barclays

Bank PLC.

The division includes the

large UK Corporate

business;
the

international

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;

and
payments.
‘Barclays

UK’
The segment

of Barclays

held by

Barclays

Bank UK

PLC.

The division

includes the

UK Personal

banking; UK

business
banking and the Barclaycard consumer UK businesses.

‘Basel 3’

The third

of the

Basel Accords,

setting minimum

requirements

and standards

that apply

to internationally

active banks.

Basel

3

is

a

set

of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,
supervision and risk management of banks.
‘Basel Committee

of Banking

Supervision (BCBS or

The Basel Committee)’

A forum

for regular

cooperation on

banking supervisory
matters which

develops global

supervisory standards

for the

banking industry.

Its 45

members are

officials from

central banks

or
prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’
Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the
annual average, calculated over a rolling three-year

period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ / ‘bp(s)’

One hundredth of

a per cent (0.01%);

100 basis points is 1%.

The measure is used

in quoting movements in
interest rates, yields on securities and for other purposes.

‘Basis

risk’

Index/Tenor

risk,

that

arises

when

floating

rate

products

are

linked

to

different

interest

rate

indices,

which

are
imperfectly correlated, especially under stressed market conditions.
‘Behavioural

scorecards’
Algorithm

based decision

tools

used to

aid business

decisions

and manage

credit

risk based

on existing
customer data derived from account usage.
‘Book quality’
In the context of

the Capital Risk section,

changes in RWAs

caused by factors

such as underlying customer

behaviour
or demographics leading to changes in risk profile.
‘Book

size’
In

the

context

of

the

Capital

Risk

section
,

changes

in

RWAs

driven

by

business

activity,

including

net

originations

or
repayments.

‘Business Banking’   Offers specialist advice, products and services to small and medium enterprises in the UK.
‘Business Lending’
Business Lending in Barclays

UK that primarily relates

to small and medium

enterprises typically with

a turnover
up to £16m.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk
exposures of the Investment Bank.
‘Buy to let mortgage’
A mortgage where the intention of the customer (investor)

was to let the property at origination.
‘Capital

Conservation

Buffer

(CCB)’
A capital

buffer

of

2.5%

of

a bank’s

total

exposures

that

needs to

be met

with an

additional
amount

of

Common

Equity

Tier

1

capital

above

the

4.5%

minimum

requirement

for

Common

Equity

Tier

1

set

out

in

CRR.

Its
objective

is

to

conserve

a

bank’s

capital

by

ensuring

that

banks

build

up

surplus

capital

outside

periods

of

stress

which

can

be
drawn down if losses are incurred.

‘Capital ratios’

Key financial ratios measuring the Bank's capital adequacy or financial strength expressed as a percentage of RWAs.

Glossary of Terms

Barclays PLC

‘Capital Requirements

Directive (CRD)’
Directive 2013/36/EU,

a component

of the

CRD IV

package which

accompanies the

Capital
Requirements Regulation and sets out

macroprudential standards including the countercyclical

capital buffer and capital buffers

for
systemically important

institutions. Directive

(EU) 2019/878,

published as part

of the EU

Risk Reduction

Measure package

amends
CRD. These

amendments enter

into force

from 27

June 2019,

with EU

member states

required to

adopt the

measures within

the
Directive by 28 December 2020.
‘Capital Requirements Regulation

(CRR)’
Regulation (EU) No 575/2013, a

component of the CRD IV

package which accompanies the
Capital

Requirements

Directive

and

sets

out

detailed

rules

for

capital

eligibility,

the

calculation

of

RWAs,

the

measurement

of
leverage, the

management of

large exposures

and minimum standards

for liquidity.

Between 27

June 2019 and

28 June 2023,

this
regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II).
‘Capital

Requirements

Regulation

II

(CRR

II)’
Regulation

(EU)

2019/876,

amending

Regulation

(EU)

No

575/2013

(CRR).

This

is

a
component

of

the EU

Risk

Reduction

Measure

package.

The

requirements

set out

in

CRR

II will

be introduced

between

27 June
2019 and 28 June 2023.
‘Capital requirements on the

underlying exposures (KIRB)’
An approach available to

banks when calculating RWAs

for securitisation
exposures.

This

is

based

upon

the

RWA

amounts

that

would

be

calculated

under

the

IRB

approach

for

the

underlying

pool

of
securitised exposures in the program, had such exposures not been securitised.
‘Capital resources’

Common Equity Tier 1,

Additional Tier 1 and

Tier 2 capital

that are eligible

to satisfy capital

requirements under
CRD. Referred to as ‘own

funds’ within EU regulatory texts.

‘Capital

risk’

The

risk

that

the

Barclays

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business
activities and to meet its regulatory

capital requirements under normal

operating environments or

stressed conditions (both actual
and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s

pension plans.
‘Central Counterparty’ /

‘Central Clearing

Counterparties (CCPs)’

A clearing house

mediating between

the buyer and

the seller in

a
financial transaction, such

as a derivative

contract or

repurchase agreement

(repo). Where

a central

counterparty is

used, a single
bi-lateral

contract

between

the

buyer

and

seller

is

replaced

with

two

contracts,

one

between

the

buyer

and

the

CCP

and

one
between

the

CCP

and

the

seller.

The

use

of

CCPs

allows

for

greater

oversight

and

improved

credit

risk

mitigation

in

over-the-
counter (OTC) markets.

‘Charge-off’

In the retail

segment this refers

to the point

in time when collections

activity changes from

the collection of arrears

to
the recovery of the full balance. This is normally when six payments are in arrears.

‘Client Assets’
Assets managed or

administered by

Barclays Group

on behalf of

clients including assets

under management

(AUM),
custody assets, assets under administration and client deposits.
‘CLOs

and

Other

insured

assets’

Highly

rated

CLO

positions

wrapped

by

monolines,

non-CLOs

wrapped

by

monolines

and

other
assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised

Debt

Obligation

(CDO)’

Securities issued

by

a

third

party

which

reference

Asset

Backed

Securities (ABSs)

(defined
above)

and/or

certain

other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub-prime

mortgage

assets
through the underlying assets.

‘Collateralised Loan Obligation

(CLO)’

A security backed by the

repayments from a

pool of commercial loans. The

payments may be
made to different classes of owners (in tranches).

‘Collateralised Mortgage

Obligation (CMO)’

A type of security

backed by mortgages.

A special purpose entity

receives income from
the mortgages and passes them on to investors of the security.
‘Combined

Buffer

Requirement’
In

the

context

of

the

CRD

capital

obligations,

the

combined

requirements

of

the

Capital
Conservation Buffer,

the GSII Buffer,

the OSII buffer,

the Systemic Risk buffer and an institution specific counter

-cyclical buffer.
‘Commercial paper (CP)’

Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial

real estate

(CRE)’
Commercial real

estate includes

office buildings,

industrial property,

medical centres,

hotels, retail
stores, shopping centres, farm

land, multifamily housing buildings, warehouses, garages,

and industrial properties and other similar
properties. Commercial

real estate

loans are

loans backed

by a

package

of commercial

real estate.

Note: for

the purposes

of the
Credit Risk section, the UK CRE portfolio

includes property investment, development,

trading and housebuilders but

excludes social
housing contractors.
‘Commissions and other incentives’

Includes commission-based arrangements, guaranteed

incentives and Long Term

Incentive Plan
awards.

‘Committee

of Sponsoring

Organisations

of the

Treadway

Commission Framework

(COSO)’
A joint

initiative of

five

private

sector
organisations

dedicated

to

the

development

of

frameworks

and

providing

guidance

on

enterprise

risk

management,

internal
control and fraud deterrence.
‘Commodity derivatives’

Exchange traded

and over-the-counter

(OTC)

derivatives based

on an

underlying commodity

(e.g. metals,
precious metals, oil and oil related, power and natural gas).

Glossary of Terms

Barclays PLC

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related
commodities (e.g. Brent vs. WTI crude prices).

‘Common

Equity

Tier

1

(CET1)

capital’

The

highest

quality

form

of

regulatory

capital

under

CRR

that

comprises

common

shares
issued and related share premium, retained earnings and other reserves,

less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’

A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’
The ratio of

compensation expense over

total income. Compensation represents

total staff

costs less
non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘
Comprehensive

Capital

Analysis

and

Review

(CCAR)’
An

annual

exercise,

required

by

and

evaluated

by

the

Federal

Reserve,
through

which

the

largest

bank

holding

companies

operating

in

the

US

assess

whether

they

have sufficient

capital

to

continue
operations

through

periods

of

economic

and

financial

stress

and

have

robust

capital-planning

processes

that

account

for

their
unique risks.
‘Comprehensive Risk

Measure (CRM)’
An estimate

of all

the material

market

risks, including

rating

migration

and default

for

the
correlation trading portfolio. Also referred

to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’

The risk

of detriment

to customers,

clients, market

integrity,

competition or

Barclays from

the inappropriate

supply
of financial services, including instances of wilful or negligent misconduct.
‘Constant

Currency

Basis’
Excluding

the

impact

of

foreign

currency

conversion

to

GBP

when

comparing

financial

results

in

two
different financial periods.
‘Consumer,

Cards

and

Payments’
Barclays

US

Consumer

Bank,

Barclaycard

Germany,

Barclays

Partner

Finance,

Barclaycard
Commercial Payments, Barclaycard

Payment Solutions (including merchant acquiring) and the international Wealth business.
‘Contingent

capital

notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

Barclays

Group

or

its

subsidiaries

that

are

either
permanently written

off or

converted

into an

equity instrument

from the

issuer's perspective

in the

event of

the Common

Equity
Tier 1 (CET1) ratio of the relevant Barclays

Group entity falling below a specific level, or at the direction of regulators.

‘Conversion

Trigger’
Used in

the context

of Contingent

Capital Notes

and AT1

securities.

A capital

adequacy trigger

event occurs
when the

CET1 ratio

of the

bank falls

below a

certain level

(the trigger)

as defined

in the

Terms

& Conditions

of the

instruments
issued.

See ‘Contingent capital notes’.

‘Correlation risk’

Refers to

the change in marked

to market

value of a

security when the correlation

between the underlying assets
changes over time.
‘Corporate

and

Investment

Bank

(CIB)’
Barclays

Corporate

and

Investment

Bank

businesses

which

form

part

of

Barclays
International.

‘Cost: income ratio’

Total operating expenses

divided by total income.

‘Cost of Equity’

The rate of return targeted by the equity holders of

a company.

‘Cost to income jaws’

Relationship of the percentage change movement in operating expenses relative to total income.
‘Countercyclical Capital Buffer

(CCyB)’
An additional buffer introduced as

part of the CRD IV package

that requires banks to

have an
additional cushion

of CET

1 capital

with which

to absorb

potential

losses, enhancing

their resilience

and contributing

to a

stable
financial system.
‘Countercyclical leverage

ratio buffer

(CCLB)’
A macroprudential buffer

that has applied

to specific PRA

regulated institutions

since
2018 and

is calculated

at 35%

of any

risk weighted

countercyclical

capital buffer

set by

the Financial

Policy Committee

(FPC).

The
CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.
‘Counterparty credit

risk’

The risk

related to

a counterparty

defaulting before

the final

settlement of

a transaction’s

cash flows.

In
the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

in

derivatives,

repurchase

agreements

and

similar
transactions resulting from the default of the counterparty.
‘Coverage ratio’

This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’

Debt securities backed by a

portfolio of mortgages that are

segregated from the

issuer’s other assets solely for

the
benefit of the holders of the covered bonds.

‘CRD IV’
The Fourth Capital Requirements

Directive, an EU Directive

and an accompanying Regulation

(CRR) that together prescribe
EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.
‘CRD V’
The Fifth Capital Requirements

Directive, comprising an EU

amending Directive and an accompanying

amending Regulation
(CRR II) that

together prescribe EU

capital adequacy and

liquidity requirements and

implements enhanced Basel

3 proposals in

the
European Union.
‘Credit conversion factor

(CCF)’
Factor used to estimate

the risk from off-balance sheet commitments

for the purpose of calculating
the total Exposure at Default (EAD) used to calculate RWAs.

Glossary of Terms

Barclays PLC

‘Credit default swaps

(CDS)’

A contract under

which the protection

seller receives premiums or

interest-related

payments in return
for

contracting

to make

payments to

the protection

buyer in

the event

of a

defined credit

event.

Credit events

normally include
bankruptcy, payment

default on a reference asset or assets, or downgrades

by a rating agency.

‘Credit derivatives (CDs)’

An arrangement whereby

the credit risk

of an asset (the

reference asset)

is transferred

from the buyer

to
the seller of the protection.

‘Credit impairment charges’

Also known as ‘credit

impairment’. Impairment charges

on loans and advances to customers

and banks
and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.

‘Credit market

exposures’

Assets and

other instruments

relating

to commercial

real estate

and leveraged

finance businesses

that
have been

significantly impacted

by the

deterioration in

the global

credit markets.

The exposures

include positions

subject to

fair
value

movements

in

the Income

Statement,

positions

that

are

classified

as

loans

and advances

and available

for

sale and

other
assets.
‘Credit quality step’

In the context of the

Standardised Approach to

calculating credit risk RWAs,

a “credit quality

assessment scale”
maps the credit assessments

of a recognised credit

rating agency or

export credit agency to

credit quality steps

that determine the
risk weight to be applied to an exposure.
‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’

The risk of loss to Barclays

from the failure of clients,

customers or counterparties, including

sovereigns, to fully honour
their obligations

to Barclays,

including the whole

and timely payment

of principal, interest,

collateral

and other receivables.

In the
context

of

RWAs,

it

is

the

component

of

RWAs

that

represents

the

risk

of

loss

in

loans

and

advances

and

similar

transactions
resulting from the default of the counterparty.
‘Credit risk mitigation’

A range of techniques and

strategies to actively

mitigate credit risks to

which the bank is exposed. These can
be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’

The premium over the benchmark or risk-free rate

required by the market to accept a lower credit quality.

‘Credit Valuation

Adjustment (CVA)’

The difference between

the risk-free

value of a portfolio

of trades and the market

value which
takes into account

the counterparty’s risk

of default. The CVA

therefore represents

an estimate of the adjustment

to fair value that
a market

participant would

make

to

incorporate

the credit

risk of

the counterparty

due to

any failure

to perform

on contractual
agreements.

‘CRR leverage exposure’

Is calculated in accordance with article 429 as per the CRR.
‘CRR

leverage

ratio’
Is calculated

using the

CRR

definition of

Tier 1

capital

for

the numerator

and the

CRR

definition of

leverage
exposure as the denominator.
‘Customer assets’

Represents loans and advances to

customers. Average

balances are calculated as the sum of

all daily balances for
the year to date divided by number of days in the year to date.

‘Customer

deposits’

In

the

context

of

the Liquidity

Risk

section,

money

deposited

by

all

individuals

and

companies

that

are

not
credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under deposits at amortised cost.

‘Customer liabilities’

See ‘Customer deposits’.

‘Daily

Value

at

Risk

(DVaR)’

An estimate

of

the potent

ial

loss

which

might

arise

from

market

movements

under

normal

market
conditions, if the current positions were to be held unchanged for one business day,

measured to a specified confidence level.

‘DBRS’

A credit rating agency.

‘Debit Valuation

Adjustment (DVA)’

The opposite

of Credit

Valuation

Adjustment (CVA).

It is

the difference

between the

risk-free
value

of

a

portfolio

of

trades

and

the

market

value

which

takes

into

account

the

Barclays

Group’s

risk

of

default.

The

DVA,
therefore,

represents

an estimate

of the

adjustment to

fair value

that a

market

participant would

make to

incorporate

the credit
risk of

the Barclays

Group due

to any

failure

to perform

on contractual

obligations. The

DVA

decreases the

value of

a liability

to
take into account

a reduction in the remaining

balance that would be settled

should the Barclays Group

default or not perform

any
contractual obligations.

‘Debt buybacks’

Purchases of

the Barclays

Group’s

issued debt securities,

including equity accounted

instruments, leading

to their
de-recognition from the balance sheet.

‘Debt securities in issue’

Transferable

securities evidencing indebtedness of

the Barclays

Group. These are

liabilities of the Barclays
Group and include certificates of deposit and commercial paper.

‘Default

grades’

Barclays

Group classify

ranges

of default

probabilities into

a set

of 21

intervals called

default

grades,

in order

to
distinguish differences in the probability of default risk.
‘Default

fund

contributions’

The

amount

of

contribution

made

by

members

of

a

central

counterparty

(CCP).

All

members

are
required to

contribute to

this fund in

advance of using

a CCP.

The default

fund can be

used by the

CCP to cover

losses incurred by
the CCP where losses are greater than the margins provided by that member.

Glossary of Terms

Barclays PLC

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to-market

derivative

positions

pursuant

to

legally
enforceable bilateral netting

agreements and eligible cash collateral

received in derivative transactions

that meet the requirements
of BCBS 270.
‘Diversification effect’

Reflects the fact

the risk of a diversified

portfolio is smaller than

the sum of the

risks of its constituent

parts.
It is measured as the sum of the individual asset class DVaR estimates less the total

DVaR.

‘Dodd-Frank Act (DFA)’

The US Dodd-Frank Wall Street Reform

and Consumer Protection Act of 2010.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse
interest rate movement, based on existing

balance sheet run-off profile.
'Effective

Expected Positive

Exposure (EEPE)'

The weighted average

over time

of effective

expected exposure.

The weights

are the
proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Eligible liabilities’
Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk

Management

Framework

(ERMF)’

Barclays

Group risk

management

responsibilities are

laid out

in the

Enterprise
Risk Management

Framework,

which describes

how

Barclays

identifies

and manages

risk. The

framework

identifies the

principal
risks faced by

the Barclays

Group; sets

out risk appetite

requirements; sets out

roles and responsibilities

for risk management;

and
sets out risk committee structure.
‘Equities’

Trading businesses encompassing Cash Equities,

Equity Derivatives & Equity Financing
‘Equity

and stock

index

derivatives’

Derivatives

whose

value

is

derived

from

equity

securities.

This

category

includes equity

and
stock index swaps and options

(including warrants, which are

equity options listed on an exchange).

The Barclays Group also

enters
into

fund-linked

derivatives,

being

swaps

and

options

whose

underlyings

include

mutual

funds,

hedge

funds,

indices

and

multi-
asset

portfolios.

An

equity

swap

is

an

agreement

between

two

parties

to

exchange

periodic

payments,

based

upon

a

notional
principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index.

An equity option

provides the buyer

with the right,

but not the

obligation, either

to purchase

or sell a

specified stock,
basket of stocks or stock index at

a specified price or level on or before a specified date.

‘Equity risk’

In the context of trading book capital requirements,

the risk of change in market value of an equity investment.

‘Equity

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

of

the

overnight

/

short

term

equity
investment and to smoothen the income over a medium/long term.

‘EU Risk Reduction Measure package’
A collection of amending Regulations and Directives

that update core EU

regulatory texts and
which came into force on 27 June 2019.
‘Euro

Interbank

Offered

Rate

(EURIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
European interbank market.

‘Europe’

Geographic segment co

mprising countries

in which Barclays

operates within

the EU (excluding

UK), Northern Continental
and Eastern Europe.

‘European Banking

Authority (EBA)’

The European Banking

Authority (EBA)

is an independent

EU Authority which

works to

ensure
effective

and

consistent

prudential

regulation

and

supervision

across

the

European

banking

sector.

Its

overall

objectives

are

to
maintain financial stability in the EU and to safeguard the integrity,

efficiency and orderly functioning of the banking sector.
‘European Securities

and Markets

Authority (ESMA)’
An independent European

Supervisory Authority with

the remit

of enhancing
the protection of investors and reinforcing

stable and well-functioning financial markets in the European Union.

‘Eurozone’
Represents the

19 European

Union countries

that have

adopted the

euro as

their common

currency.

The 19

countries
are

Austria,

Belgium,

Cyprus,

Estonia,

Finland,

France,

Germany,

Greece,

Ireland,

Italy,

Latvia,

Lithuania,

Luxembourg,

Malta,
Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit

Losses (ECL)’

A present

value measure

of the credit

losses expected

to result

from default

events that

may occur
during

a

specified

period

of

time.

ECLs

must

reflect

the

present

value

of

cash

shortfalls,

and

must

reflect

the

unbiased

and
probability weighted assessment of a range of outcomes.
‘Expected

Losses’

A regulatory

measure of

anticipated

losses for

exposures

captured

under an

internals

ratings

based credit

risk
approach for

capital adequacy

calculations.

It is

measured as

the Barclays

Group's modelled

view

of anticipated

losses based

on
Probability of Default (PD), Loss Given Default (LGD) and Exposure

at Default (EAD), with a one-year time horizon.
’Expert

lender models’

Models

of

risk

measures

that

are

used

for

parts

of

the

portfolio

where

the

risk

drivers

are

specific

to

a
particular counterparty,

but where there is

insufficient data to

support the construction of

a statistical model.

These models utilise
the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’
Generally refers

to positions or actions

taken by the

bank, or consequences thereof,

that may put a

certain amount of a
bank’s resources at risk.

Glossary of Terms

Barclays PLC

‘Exposure at Default (EAD)’

The estimation of the extent

to which Barclays

Group may be exposed to

a customer or counterparty in
the event

of,

and at

the time

of,

that counterparty’s

default. At

default, the

customer may

not have

drawn the

loan fully

or may
already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External

Credit

Assessment

Institutions

(ECAI)’
Institutions

whose

credit

assessments

may

be used

by

credit

institutions

for

the
determination of risk weight exposures according to CRR.
‘Federal

Reserve

Board

(FRB)’
Is

the

governing

board

of

the Federal

Reserve

System

of

the

US,

in

charge

of

making

the
country's monetary policy.
'FICC'
Represents Macro (including rates and currency), Credit and

Securitised products.

'Financial Policy

Committee (FPC)'

The Bank of

England’s

Financial Policy

Committee (FPC)

identifies, monitors

and takes

action to
remove or reduce systemic

risks with a view to protecting

and enhancing the resilience of the UK financial

system. The FPC also has
a secondary objective to support the economic policy of the UK Government.
‘F-IRB’/ 'Foundation-Internal Ratings Based’

See ‘Internal Ratings Based (IRB)’.

‘Financial

Conduct

Authority

(FCA)’

The

statutory

body

responsible

for

conduct

of

business

regulation

and

supervision

of

UK
authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services

Compensation

Scheme (FSCS)’

The

UK’s

fund for

compensation

of

authorised financial

services firms

that

are
unable to pay claims.

‘Financial

collateral

comprehensive

method

(FCCM)’

A

counterparty

credit

risk

exposure

calculation

approach

which

applies
volatility adjustments to the market value of exposure

and collateral when calculating RWA

values.
‘Financial

Stability

Board

(FSB)’
An

international

body

that

monitors

and

makes

recommendations

about

the

global

financial
system.

It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as

they work

toward developing

strong regulatory,

supervisory and

other financial

sector policies.

It fosters

a level

playing
field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’

A credit rating agency.

‘Forbearance Programmes’

Forbearance

programmes

to assist

customers in

financial difficulty

through agreements

to accept

less
than contractual

amounts due

where financial

distress would

otherwise prevent

satisfactory

repayment

within the

original terms
and conditions of the contr

act. These agreements may

be initiated by the

customer,

Barclays or a

third party and include approved
debt counselling

plans, minimum

due reductions,

interest

rate

concessions and

switches from

capital and

interest

repayments

to
interest-only payments.

‘Foreclosures in Progress’
The process by which the

bank initiates legal action against

a customer with the

intention of terminating
a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign

exchange

derivatives’

The

Barclays

Group’s

principal

exchange

rate-related

contracts

are

forward

foreign

exchange
contracts,

currency

swaps

and

currency

options.

Forward

foreign

exchange

contracts

are

agreements

to

buy

or

sell

a

specified
quantity of forei

gn currency,

usually on a

specified future date

at an agreed

rate. Currency

swaps generally

involves the

exchange,
or

notional

exchange,

of

equivalent

amounts

of

two

currencies

and

a

commitment

to

exchange

interest

periodically

until

the
principal amounts

are re

-exchanged

on a

future

date.

Currency

options provide

the buyer

with the

right, but

not the

obligation,
either to purchase or sell a fixed

amount of a currency at a

specified exchange rate on

or before a future date.

As compensation for
assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’

In the context of DVaR,

the impact of changes in foreign exchange rates and

volatilities.

‘Full time equivalent’

Full time equivalent units are the on-job hours

paid for employee services divided by the number of ordinary-
time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully

loaded’

When

a

measure

is

presented

or

described

as

being

on

a

fully

loaded

basis,

it

is

calculated

without

applying

the
transitional provisions set out in Part Ten

of CRR.

‘Funded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution derives

from the

right of

that institution,

in the

event of

the default

of the

counterparty or

on the

occurrence of

other
specified credit events relating to the counterparty,

to liquidate, or to obtain transfer

or appropriation of,

or to retain certain assets
or amounts, or to reduce the amount of the exposure to, or

to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains

on acquisitions’

The amount

by which

the acquirer’s

interest

in the

net

fair

value

of

the identifiable

assets,

liabilities and
contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data

Protection Regulation

(GDPR)’
GDPR (Regulation

(EU) 2016/679)

is a

regulation by

which the

European Parliament,
the Council of the European

Union and the European

Commission intend to

strengthen and unify

data protection for

all individuals
within the European Union.

Glossary of Terms

Barclays PLC

‘General

market

risk’

The risk

of a

price change

in a

financial instrument

due to

a change

in level

of interest

rates

or owing

to a
broad equity market movement unrelated to

any specific attributes of individual securities.
‘Global-Systemically

Important

Banks

(G-SIBs

or

G-SIIs)’

Global

financial

institutions

whose

size,

complexity

and

systemic
interconnectedness,

mean

that

their

distress

or

failure

would

cause

significant

disruption

to

the

wider

financial

system

and
economic

activity.

The

Financial

Stability

Board

and

the

Basel

Committee

on

Banking

Supervision

publish

a

list

of

globally
systemically important banks.

‘G-SII additional

leverage

ratio buffer

(G-SII ALRB)’
A macroprudential

buffer that

applies to

globally systemically

important banks
(G-SIBs) and

other major

domestic UK

banks and

building societies,

including banks

that are

subject to

ring-fencing requirements.
The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.
‘GSII

Buffer’
Common

Equity

Tier

1

capital

required

to

be

held

under

CRD

to

ensure

that

G-SIBs

build

up

surplus

capital

to
compensate for the systemic risk that such institutions

represent to the financial system.
’Grandfathering’

In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR
and CRR II non-compliant capital

instruments to be included

in regulatory capital

subject to certain thresholds

which decrease over
the transitional period.
‘Gross

charge-off

rates’

Represents

the balances

charged-off

to recoveries

in the

reporting

period, expressed

as a

percentage

of
average outstanding balances excluding

balances in recoveries. Charge-off to recoveries generally

occurs when the collections focus
switches from the

collection of arrears

to the recovery

of the entire

outstanding balance, and

represents a fundamental

change in
the relationship between

the bank and the customer.

This is a measure of

the proportion of customer

s

that have gone

into default
during the period.

‘Gross write-off rates’

Expressed as a percentage

and represents balances written

off in the reporting

period divided by gross loans
and advances held at amortised cost at the balance sheet date.
‘Gross new lending’

New lending advanced to customers during the period.

‘Guarantee’

Unless otherwise described, an

undertaking by a

third party to

pay a creditor

should a debtor

fail to

do so. It

is a form
of credit substitution.

‘Head

Office’

A

division

comprising

Brand

and

Marketing,

Finance,

Head

Office,

Human

Resources,

Internal

Audit,

Legal,
Compliance, Risk, Treasury and Tax

and other operations.

‘High-Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net
worth customers.

‘High Risk’
In retail banking,

‘High Risk’ is

defined as the

subset of up-to

-date customers

who, either through

an event or

observed
behaviour

exhibit

potential

financial

difficulty.

Where

appropriate,

these customers

are

proactively

contacted

to

assess whether
assistance is required.
‘Home loan’

A loan to

purchase a residential

property.

The property is

then used as collateral

to guarantee

repayment of

the loan.
The borrower

gives the

lender a

lien against

the property

and the

lender can

foreclose

on the

property if

the borrower

does not
repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or

‘US

IHC’

Barclays

US

LLC,

the

intermediate

holding

company

established

by

Barclays

in

July

2016,

which

holds

most

of
Barclays’ subsidiaries and assets in the US.
‘IMA’ /

'Internal Model Approach’
In the context

of RWAs,

RWAs for

which the exposure

amount has been derived

via the use of

a
PRA approved internal market risk model.
‘IMM’ /

'Internal Model Method’
In the context

of RWAs,

RWAs for

which the exposure

amount has

been derived via

the use of

a
PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’

Specific impairment allowances for financial assets, individually estimated.
‘IFRS 9 transitional

arrangements’
Following the application

of IFRS 9

as of 1

January 2018, Article 473a

of CRR permits institutions
to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment

Allowances’

A

provision

held on

the

balance sheet

as a

result

of

the raising

of

a charge

against

profit

for

expected
losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’

Total income, unless otherwise specified.

‘Incremental

Risk

Charge

(IRC)’
An

estimate

of

the

incremental

risk

arising

from

rating

migrations

and

defaults

for

traded

debt
instruments beyond what is already captured in specific market risk VaR for the non-correlation trading

portfolio.
‘Independent Validation

Unit (IVU)’
The function within the bank

responsible for independent

review,

challenge and approval

of all
models.
‘Individual liquidity

guidance (ILG)’

Guidance given

to a

bank about

the amount,

quality and

funding profile

of liquidity

resources
that the PRA has asked the bank to maintain.

Glossary of Terms

Barclays PLC

‘Inflation risk’

In the context of DVaR,

the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance

Risk’

The risk

of the

Barclays

Group’s

aggregate

insurance

premiums

received

from

policyholders

under a

portfolio

of
insurance contracts being inadequate to cover

the claims arising from those policies.

‘Interchange’

Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’
Under the terms of these loans, the customer makes

payments of interest only for

the entire term of the
mortgage, although

customers may

make early

repayments of

the principal

within the

terms of

their agreement.

The customer

is
responsible for repaying the entire outstanding

principal on maturity, which may

require the sale of the mortgaged property.
‘Interest rate

derivatives’

Derivatives linked

to interest

rates. This

category includes

interest rate

swaps, collars,

floors options and
swaptions. An interest rate swap

is an agreement between two parties to exchange fixed

rate and floating rate interest

by means of
periodic

payments

based

upon

a

notional

principal

amount

and

the

interest

rates

defined

in

the

contract.

Certain

agreements
combine interest rate

and foreign currency

swap transactions, which

may or may

not include the exchange

of principal amounts. A
basis swap

is a

form

of interest

rate

swap, in

which both

parties exchange

interest

payments

based on

floating rates,

where the
floating

rates

are

based

upon

different

underlying

reference

indices.

In

a

forward

rate

agreement,

two

parties

agree

a

future
settlement

of

the

difference

between

an

agreed

rate

and

a

future

interest

rate,

applied

to

a

notional

principal

amount.

The
settlement, which

generally occurs

at the

start of

the contract

period, is

the discounted

present value

of the

payment that

would
otherwise be made at the end of that period.
‘Interest rate

risk’

The risk of

interest rate

volatility adversely

impacting the Barclays

Group’s net

interest margin.

In the context

of
the calculation

of market

risk DVaR,

measures the

impact of

changes in

interest

(swap) rates

and volatilities

on cash

instruments
and derivatives.
‘Interest rate

risk in the banking book (IRRBB)’
The risk that the Barclays

Group is exposed to

capital or income volatility

because of
a mismatch between the interest rate

exposures of its (non-traded) assets and liabilities.
‘Internal

Assessment

Approach

(IAA)’
One

of

three

types

of

calculation

that

a

bank

with

permission

to

use

the

Internal

Ratings
Based (IRB) approach

may apply

to securitisation exposures.

It consists

of mapping a

bank's internal rating

methodology for

credit
exposures

to

those

of

an

External

Credit

Assessment

Institution

(ECAI)

to

determine

the

appropriate

risk

weight

based

on

the
ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal

Capital

Adequacy

Assessment

Process

(ICAAP)’
Companies

are

required

to

perform

a

formal

Internal

Capital

Adequacy
Assessment Process (ICAAP) as

part of the Pillar 2 requirements

(BIPRU) and to provide

this document to the PRA

on a yearly basis.
The ICAAP document

summarises the Barclays

Group’s

risk management

framework,

including approach

to managing all

risks (i.e.
Pillar 1 and non-Pillar 1 risks); and, the Barclays Group’s

risk appetite, economic capital and stress testing frameworks.

‘Internal Ratings

Based (IRB)’

An approach

under the

CRR framework

that relies

on the

bank’s

internal models

to

derive the

risk
weights. The IRB approach is divided into two alternative applications,

Advanced and Foundation:

–
Advanced IRB

(A-IRB): the

bank uses its

own estimates

of probability

of default

(PD), loss

given default

(LGD) and

credit
conversion factor to model a given risk exposure.

–
Foundation IRB: the bank applies

its own PD as for

Advanced, but it uses standard

parameters for

the LGD and the

credit
conversion

factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence

retail,
equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’
The Barclays Group’s

investment bank which

consists of origination led and returns focused markets

and banking
business which forms part of the Corporate and Investment Bank segment of

Barclays International.

‘Investment

Banking

Fees’

In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

fees

generated

from

origination

activity
businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’

A debt

security,

treasury bill

or similar

instrument with

a credit

rating of

AAA to

BBB as

measured by

external
credit rating agencies.

‘ISDA Master

Agreement’

The most

commonly used

master contract

for OTC

derivative transactions

internationally.

It is

part of

a
framework

of

documents, designed

to

enable

OTC

derivatives

to

be documented

fully

and flexibly.

The framework

consists

of

a
master

agreement,

a

schedule,

confirmations,

definition

booklets,

and

a

credit

support

annex.

The

ISDA

master

agreement

is
published by the International Swaps and Derivatives Association (ISDA).

‘Key

Risk

Scenarios

(KRS)’
Key

Risk

Scenarios

are

a

summary

of

the

extreme

potential

risk

exposure

for

each

Key

Risk

in

each
business

and

function,

including

an

assessment

of

the

potential

frequency

of

risk

events,

the

average

size

of

losses

and

three
extreme

scenarios.

The

Key

Risk

Scenario

assessments

are

a

key

input

to

the

Advanced

Measurement

Approach

calculation

of
regulatory and economic capital requirements.
‘Large

exposure’
A large

exposure is

defined

as

the

total

exposure of

a

bank

to

a

counterparty

or

group

of

connected

clients,
whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal

risk’

The

risk of

loss

or

imposition of

penalties, damages

or

fines from

the failure

of

the Barclays

Group

to

meet

its

legal
obligations including regulatory or contractual requirements.

Glossary of Terms

Barclays PLC

‘Lending’
In the context

of Investment

Bank Analysis of

Total

Income, lending income

includes net

interest income,

gains or

losses
on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of

credit’

A letter typically

used for the

purposes of international

trade guaranteeing

that a debtor’s

payment to a

creditor
will be made on time and in full. In

the event that the debtor

is unable to make payment,

the bank will be required to

cover the full
or remaining amount of the purchase.
‘Level 1

assets’
High quality liquid

assets under

the Basel

Committee’s

Liquidity Coverage

Ratio (LCR),

including cash,

central bank
reserves and higher quality government securities.
‘Level 2 assets’

Under the Basel Committee’s Liquidity Coverage

Ratio high quality liquid assets (HQLA) are comprised of Level 1 and
Level

2

assets,

with

the

latter

comprised

of

Level

2A

and

Level

2B

assets.

Level

2A

assets

include,

for

example,

lower

quality
government securities,

covered

bonds and

corporate

debt securities.

Level 2B

assets include,

for example,

lower rated

corporate
bonds, residential mortgage backed securities and equities that meet certain conditions.
‘Lifetime expected

credit losses’

An assessment of

expected losses associated

with default events

that may occur

during the life

of
an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’

The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage

Ratio (LCR)’

The ratio

of the

stock of

high quality

liquid assets

to expected

net cash

outflows over

the next

30
days. High-quality

liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be central

bank
eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’

The Barclays Group

liquidity pool comprises cash

at central banks

and highly liquid collateral

specifically held by the
Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’
The risk that

the Barclays

Group is unable

to meet its

contractual or

contingent obligations

or that is

does not have
the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite

(LRA)’

The level of

liquidity risk that

the Barclays

Group chooses to

take in

pursuit of

its business objectives
and in meeting its regulatory obligations.
‘Liquidity

Risk

Management

Framework

(the

Liquidity

Framework)’
The

Liquidity

Risk

Management

Framework

(the

Liquidity
Framework), which is sanctioned by the Board Risk Committee (BRC)

and which incorporates liquidity policies, systems

and controls
that

the

Barclays

Group

has

implemented

to

manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

regulatory
agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation
settlements and conduct related customer redress.
‘Loan loss

rate’

Quoted

in basis

points and

represents

total

annualised impairment

charges

divided by

gross

loans and

advances
held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’

Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV)

ratio’

Expresses the amount borrowed against

an asset (i.e. a mortgage) as a percentage

of the appraised value
of the asset.

The ratios

are used in

determining the appropriate

level of risk

for the

loan and are

generally reported

as an average
for new mortgages or an entire portfolio.

Also see ‘Marked to market (MTM) LTV

ratio.’

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
London interbank market.

‘Loss

Given

Default

(LGD)’

The

percentage

of

Exposure

at

Default

(EAD)

(defined

above)

that

will

not

be

recovered

following
default. LGD comprises

the actual loss (the part that

is not expected to

be recovered), together

with the economic costs associated
with the recovery process.

‘Management VaR’

A measure of

the potential loss

of value arising

from unfavourable

market movements

at a specific

confidence
level, if current positions were to

be held unchanged for predefined period. Corporate

and Investment Bank uses Management

VaR
with a two-year equally weighted historical period, at a 95% confidence level,

with a one day holding period.

‘Mandatory

break

clause’

In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a
particular date.
‘Marked

to

market

approach’

A

counterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

mark

to

market
value of

derivative positions

as well

as a

potential future

exposure add-on

to calculate

an exposure

to which

a risk

weight can

be
applied. This is also known as the Current Exposure Method.
‘Marked to

market

(MTM) LTV

ratio’

The loan

amount as

a percentage

of the

current value

of the

asset used

to secure

the loan.
Also see ‘Balance weighted Loan to Value (LTV)

ratio’ and ‘Valuation weighted Loan to Value

(LTV) ratio.’

Glossary of Terms

Barclays PLC

‘Market risk’

The risk of

loss arising

from potential

adverse changes

in the value

of the Barclays

Group’s

assets and

liabilities from
fluctuation

in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,
credit spreads, implied volatilities and asset correlations.

‘Master

netting

agreements’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral
covered by the agreement in the event of the counterparty’s

default or bankruptcy or insolvency,

resulting in a reduced exposure.
‘Master trust

securitisation programmes’

A securitisation

structure

where a

trust is

set up

for

the purpose

of acquiring

a pool

of
receivables. The trust issues multiple series of securities backed by these receivables.
‘Material

Risk Takers

(MRTs)’
Categories of

staff

whose professional

activities have

or

are

deemed to

have

a material

impact on
Barclays’

risk

profile,

as

determined

in

accordance

with

the

European

Banking

Authority

regulatory

technical

standard

on

the
identification of such staff.
‘Medium-Term

Notes’

Corporate

notes

(or

debt

securities)

continuously

offered

by

a

company

to

investors

through

a

dealer.
Investors

can

choose from

differing

maturities,

ranging

from

nine months

to

30 years.

They can

be issued

on a

fixed

or

floating
coupon

basis or

with

an

exotic

coupon;

with

a

fixed

maturity

date

(non-callable)

or

with

embedded

call

or

put options

or

early
repayment triggers. MTNs are most generally issued as senior,

unsecured debt.
‘Methodology

and

policy’
In

the

context

of

the

Capital

Risk

section,

the

effect

on

RWAs

of

methodology

changes driven

by
regulatory policy changes.

‘MiFID II’
The Markets in Financial Instruments

Directive 2004/39/EC (known as

"MiFID" I) as subsequently amended to

MiFID II is a
European

Union law

that

provides

harmonised regulation

for

investment

services across

the 31

member states

of

the European
Economic Area.
‘Minimum requirement for

own funds and eligible liabilities

(MREL)’

A European Union wide requirement

under the Bank Recovery
and Resolution

Directive

for

all

European

banks

and investment

banks

to

hold a

minimum

level

of

equity and/or

loss

absorbing
eligible

liabilities

to

ensure

the

operation

of

the

bail-in

tool

to

absorb

losses

and

recapitalise

an

institution

in

resolution.

An
institution’s

MREL

requirement

is

set

by

its

resolution

authority.

Amendments

in

the

EU

Risk

Reduction

Measure

package

are
designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’
The risk of

the potential adverse

consequences from

financial assessments or

decisions based on

incorrect or misused
model outputs and reports.

‘Model updates’
In the

context

of the

Capital Risk

section, changes

in RWAs

caused by

model implementation,

changes in

model
scope or any changes required to address model malfunctions.

‘Model validation’
Process through

which models

are independently

challenged, tested

and verified

to prove

that they

have been
built, implemented and used correctly,

and that they continue to be fit-for-purpose.

‘Modelled—VaR’

In the context of

RWAs, Market

risk calculated using value

at risk models laid

down by the CRR

and supervised by
the PRA.

‘Money market funds’

Investment funds typically invested in short-term

debt securities.

‘Monoline derivatives’

Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’

A credit rating agency.

‘Mortgage Servicing Rights (MSR)’
A contractual agreement

in which the right to

service an existing mortgage

is sold by the original
lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral

development

banks’

Financial institutions

created

for

the purposes

of

development,

where

membership transcends
national boundaries.
‘National discretion’

Discretions in

CRD given to

member states

to allow the

local regulator

additional powers in

the application of
certain CRD rules in its jurisdiction.

‘Net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments, by the number of issued ordinary shares.

‘Net interest income (NII)’

The difference between interest income

on assets and interest expense on liabilities.

‘Net interest margin (NIM)’

Annualised net interest income divided by the sum of average customer assets.
‘Net investment

income’

Changes in

the fair

value of

financial instruments

designated at

fair

value, dividend

income and

the net
result on disposal of available for sale assets.

Glossary of Terms

Barclays PLC

‘Net Stable

Funding

Ratio

(NSFR)’

The ratio

of

available

stable

funding

to

required

stable

funding

over

a one

year

time

horizon,
assuming a

stressed

scenario. The

ratio

is required

to be

over 100%.

Available stable

funding would

include such

items as

equity
capital, preferred

stock with

a maturity

of over

1 year,

or liabilities

with a

maturity of

over 1

year.

The required

amount of

stable
funding is

calculated

as

the

sum

of

the value

of

the assets

held

and

funded

by

the institution,

multiplied

by

a

specific required
stable funding (RSF) factor

assigned to each particular asset type, added to

the amount of potential liquidity exposure

multiplied by
its associated RSF factor.

‘Net trading income’

Gains and losses

arising from trading

positions which are

held at fair

value, in respect

of both market

-making
and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off

rate’

Expressed as

a percentage

and represents

balances written

off in

the reporting

period less

any post

write-off
recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit

protection’

In the context

of leverage

exposure, the net

notional value of

credit derivatives

protection sold and
credit derivatives protection bought.

‘New

bookings’
The

total

of

the

original

balance on

accounts

opened

in

the

reporting

period,

including

any

applicable

fees

and
charges included in the loan amount.
‘Non-asset backed

debt instruments’

Debt

instruments

not backed

by collateral,

including government

bonds; US

agency

bonds;
corporate bonds; commercial paper; certificates of deposit; co nvertible bonds; corporate bonds and issued notes.

‘Non-model method (NMM)’

In the context of RWAs,

Counterparty credit risk, RWAs

where the exposure amount has

been derived
through the use of CRR norms, as opposed to an internal model.

‘Non-Traded Market

Risk’
The risk that the current or

future exposure in the

banking book (i.e. non-traded book) will

impact bank's
capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded

VaR’
Reflects the

volatility in the

value of

the fair

value through

other comprehensive

income (FVOCI)

investments in
the liquidity

pool which

flow directly

through capital

via the

FVOCI

reserve. The

underlying methodology

to calculate

non-traded
VaR is

similar to Traded

Management VaR,

but the two measures

are not directly comparable.

The Non-Traded

VaR represents

the
volatility to capital driven by the FVOCI exposures.

These exposures are in the banking book and do not meet the criteria for trading
book treatment.
‘Notch’

A single unit of measurement in a credit rating scale.

‘Notional amount’
The nominal

or face

amount of

a financial

instrument, such

as a

loan or

a derivative,

that is

used to

calculate
payments made on that instrument.
‘Open Banking’
The Payment

Services Directive

(PSD2) and

the Open

API standards

and data

sharing remedy

imposed by

the UK
Competition and Markets Authority following its Retail Banking Market

Investigation Order.
‘Operating leverage’

Operating expenses compared to total income less credit

impairment charges and other provisions.

‘Operational

risk’

The risk

of

loss to

the bank

from

inadequate or

failed

processes or

systems,

human factors

or

due to

external
events (for example, fraud) where the root

cause is not due to credit or market risks.
‘Operational Riskdata

eXchange (ORX)’

The Operational Riskdata

eXchange Association (ORX) is a not-for

-profit industry association
dedicated to advancing the measurement and management of operation al risk in the global financial services industry.

Barclays is a
member of ORX.
‘Origination led’

Focus on high margin, low capital fee based activities and related hedging opportunities.

‘OSII’
Other

systemically

important

institutions

are

institutions

that

are

deemed

to

create

risk

to

financial

stability

due

to

their
systemic importance.
‘Over-the-counter

(OTC)

derivatives’

Derivative contracts

that are

traded (and

privately

negotiated) directly

between two

parties.
They offer flexibility because, unlike standardised

exchange-traded products, they can be tailored to

fit specific needs.
‘Overall

capital

requirement’

The

overall

capital

requirement

is

the

sum

of

capital

required

to

meet

the

total

of

a

Pillar

1
requirement, a Pillar

2A requirement, a

Global Systemically Important

Institution (G-SII) buffer,

a Capital Conservation

Buffer (CCB)
and a Countercyclical Capital Buffer (CCyB).
‘Own credit’

The effect of changes in the Barclays Group’s

own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’
A mortgage where the intention of the customer was to

occupy the property at origination.

‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Past due items’
Refers to loans where the borrower

has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance

(PPI) redress’

Provision for the settlement

of PPI miss-selling claims and related

claims management
costs.

Glossary of Terms

Barclays PLC

‘Pension

Risk’
The

risk

of

the

Barclays

Group’s

earnings

and

capital

being

adversely

impacted

by

the

Barclays

Group’s

defined
benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both
the level and volatility of prices.
‘Performance

costs’

The

accounting

charge

recognised

in

the

period

for

performance

awards.

For

deferred

incentives

and

long-
term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’
Offers retail advice, products and services to community

and premier customers in the UK.

‘Period

end allocated

tangible

equity’

Allocated

tangible

equity is

calculated

as

13.0%

(2018: 13.0%)

of

RWAs

for

each business,
adjusted for capital deductions,

excluding goodwill and intangible

assets, reflecting assumptions the Barclays

Group uses for capital
planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the

Barclays

Group’s

tangible
shareholders’ equity and the amounts allocated to businesses.

‘Pillar

1

requirements’
The

minimum

regulatory

capital

requirements

to

meet

the

sum

of

credit

(including

counterparty

credit),
market and operational risk.
‘Pillar 2A requirements’
The additional regulatory

capital requirement

to meet risks

not captured

under Pillar 1 requirements.

This
requirement

is

the

outcome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the

complementary
supervisory review and evaluation carried out by the PRA.
‘Post-model

adjustment

(PMA)’

In

the

context

of

Basel

models,

a

PMA

is

a

short

term

increase

in

regulatory

capital

applied

at
portfolio

level to

account

for

model input

data

deficiencies, inadequate

model performance

or

changes to

regulatory

definitions
(e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future

Exposure (PFE)

on Derivatives’

A regulatory

calculation in

respect of

the Barclays

Group’s

potential future

credit
exposure on

both exchange

traded and

OTC

derivative contracts,

calculated by

assigning a standardised

percentage (based

on the
underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA

waivers’

PRA

approvals

that

specifically

give

permission

to

the

bank

to

either

modify

or

waive

existing

rules.

Waivers

are
specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’   The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary

Stress

Tests’

In

the

context

of

Traded

Market

Risk,

Stress

Testing

provides

an

estimate

of

potentially

significant

future
losses that might

arise from

extreme market

moves or

scenarios. Primary Stress

Tests

apply stress

moves to

key liquid

risk factors
for each of the major trading asset classes.
‘Prime Services’

Involves financing

of fixed income

and equity positions

using Repo

and stock

lending facilities.

The Prime

Services
business also provides

brokerage

facilitation services

for hedge fund

clients offering

execution and

clearance facilities

for a variety
of asset classes.

‘Principal’

In the

context

of a

loan, the

amount borrowed,

or the

part of

the amount

borrowed

which remains

unpaid (excluding
interest).

‘Principal Investments’

Private equity investments.

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Group

described

in

the

risk

review

section

of

the

Barclays

PLC

Annual
Report.
‘Private equity

investments’

Investments in

equity securities in

operating companies

not quoted on

a public exchange.

Investment
in private equity often involves

the investment of capital

in private companies or

the acquisition of a public company

that results in
the

delisting

of

public

equity.

Capital

for

private

equity

investment

is

raised

by retail

or

institutional

investors

and used

to

fund
investment strategies such as leveraged

buyouts, venture capital, growth capital, distressed

investments and mezzanine capital.

‘Probability of

Default (PD)’

The likelihood

that a

loan will

not be

repaid and

will fall

into default.

PD may

be calculated

for each
client

who

has

a

loan

(normally

applicable

to

wholesale

customers/clients)

or

for

a

portfolio

of

clients

with

similar

attributes
(normally

applicable

to

retail

customers).

To

calculate

PD,

Barclays

assesses

the

credit

quality

of

borrowers

and

other
counterparties and assigns them an internal risk rating.

Multiple rating methodologies may be used to inform

the rating decision on
individual large

credits, such

as internal

and external

models, rating

agency ratings,

and for

wholesale assets

market

information
such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural

hedge’

An interest

rate hedge

in place to

reduce earnings

volatility on

product balances

with an

instant access
(such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession

held as ’Loans

and Advances to

Customers’’
Properties in the

UK and Italy

where the customer

continues
to

retain

legal

title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow

for

the
disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession

held as ‘Other

Real Estate

Owned’’
Properties in South

Africa, where

the bank has

taken legal

ownership
of

the title

as a

result of

purchase

at

an auction

or

similar and

treated

as ‘Other

Real

Estate

Owned’ within

other

assets on

the
bank’s balance sheet.

Glossary of Terms

Barclays PLC

‘Proprietary trading’

When a bank, brokerage

or other financial institution trades on

its own account, at its own

risk, rather than on
behalf of customers, so as to make a profit for

itself.

‘Prudential Regulation

Authority (PRA)’

The statutory

body responsible

for the

prudential supervision

of banks,

building societies,
insurers and a small number of significant investment banks in the

UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment

(PVA)’

A calculation which adjusts the

accounting values of

positions held on balance sheet

at fair
value to comply with regulatory valuation

standards, which place greater emphasis

on the inherent uncertainty around the

value at
which a trading book position could be exited.
‘Public benchmark’

Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying central bank claims’
An amount calculated in line with

the PRA policy statement allowing

banks to exclude claims on

the
central bank from

the calculation of

the leverage exposure

measure, as long

as these are matched

by deposits denominated in

the
same currency and of identical or longer maturity.

‘Qualifying

Revolving

Retail

Exposure

(QRRE)’

In

the

context

of

the

IRB

approach

to

credit

risk

RWA

calculations,

an

exposure
meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.
‘Rates’

In the

context

of Investment

Bank income

analysis, trading

revenue relating

to government

bonds and

linear interest

rate
derivatives.
‘Re-aging’
The

returning

of

a

delinquent

account

to

up-to-date

status

without

collecting

the

full

arrears

(principal,

interest

and
fees).
‘Real

Estate

Mortgage

Investment

Conduits

(REMICs)’
An entity

that

holds

a

fixed

pool

of

mortgages

and

that

is

separated

into
multiple classes of interests for issuance to investors.
‘Recovery

book’

Represents

the total

amount of

exposure

which

has been

transferred

to recovery

units who

set and

implement
strategies to recover the Group’s

exposure.

‘Recovery

book Impairment

Coverage Ratio’

Impairment allowance

held against

recoveries balances

expressed as

a percentage

of
balance in recoveries.

‘Recovery book

proportion of

outstanding balances’

Represents the

amount of

recoveries (gross

month-end customer

balances of
all accounts

that have

charged-off) as

at the

period end

compared to

total outstanding

balances. The

size of

the recoveries

book
would ultimately

have an

impact on

the overall

impairment requirement

on the

portfolio. Balances

in recoveries

will decrease

if:
assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Regulatory capital’

The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated

loans’

Loans

are

generally

renegotiated

either

as

part

of

an

ongoing

customer

relationship

or

in

response

to

an
adverse change in

the circumstances of

the borrower.

In the latter

case renegotiation can

result in an

extension of the

due date of
payment

or

repayment

plans

under

which

the

Barclays

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed
borrowers. This will result in the

asset continuing to be overdue and

will be individually impaired where the renegotiated

payments
of interest

and principal will

not recover

the original carrying

amount of

the asset. In

other cases, renegotiation

will lead to

a new
agreement, which is treated as a new loan.
‘Repurchase agreement

(Repo)’

/ ‘Reverse

repurchase agreement

(Reverse

repo)’

Arrangements

that allow

counterparties

to use
financial securities

as collateral

for an

interest bearing

cash loan.

The borrower

agrees to

sell a

security to

the lender subject

to a
commitment

to

repurchase

the

asset

at

a

specified

price

on

a

given

date.

For

the

party

selling

the

security

(and

agreeing

to
repurchase it in

the future) it

is a Repurchase

agreement or Repo;

for the counterparty

to the transaction

(buying the security and
agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation

risk’

The risk

that an

action,

transaction,

investment

or

event

will reduce

trust

in the

Barclays

Group’s

integrity

and
competence by clients, counterparties, investors,

regulators, employees or the public.
‘Re-securitisations’

The

repackaging

of

Securitised

Products

into

securities.

The

resulting

securities

are

therefore

securitisation
positions where the underlying assets are also predominantly securitisation positions.

‘Reserve

Capital

Instruments

(RCIs)’

Hybrid

issued

capital

securities

which

may

be

debt

or

equity

accounted,

depending

on

the
terms.

‘Residential Mortgage-Backed Securities (RMBS)’

Securities that represent interests in

a group of residential mortgages. Investors

in
these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’
The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’

Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession
has been granted

to the debtor

that would

not otherwise be

considered. Where

the concession results

in the expected

cash flows
discounted at the original effective interest

rate being less than the loan’s

carrying value, an impairment allowance will be raised.

Glossary of Terms

Barclays PLC

‘Retail Loans’

Loans to individuals or

small and medium sized

enterprises rather than

to financial institutions and

larger businesses.
It

includes

both

secured

and

unsecured

loans

such

as

mortgages

and

credit

card

balances,

as

well

as

loans

to

certain

smaller
business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted

Assets’

Statutory profit after tax as a proportion of average

RWAs.

‘Return on

average

tangible shareholders’

equity’ (RoTE)

Annualised
profit after

tax attributable

to ordinary

equity holders

of the
parent, as

a proportion

of average

shareholders’ equity

excluding non-controlling

interests and

other equity

instruments adjusted
for the deduction of intangible assets and goodwill.

‘Return on average

allocated tangible

equity’ Annualised
profit after

tax attributable

to ordinary equity

holders of the

parent, as

a
proportion of average allocated tangible equity.
‘Risk

appetite’

The

level

of

risk

that

Barclays

is

prepared

to

accept

whilst

pursuing

its

business

strategy,

recognising

a

range

of
possible outcomes as business plans are implemented.
‘Risk weighted

assets (RWAs)’

A measure

of a

bank’s

assets adjusted

for

their associated

risks. Risk

weightings are

established

in
accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks

not

in

VaR

(RNIVS)’

Refers

to

all

the key

market

risks

which

are

not

captured

or

not

well

captured

within

the

VaR

model
framework.
‘Sarbanes-Oxley

requirements’

The

Sarbanes-Oxley

Act

2002

(SOX),

which

was

introduced

by

the

US

Government

to

safeguard
against corporate governance scandals such as Enron,

WorldCom and Tyco.

All US-listed companies must comply with SOX.
‘Second Lien’

Debt that is

issued against the

same collateral

as higher lien

debt but that

is subordinate

to it. In

the case of

default,
compensation for

this debt will

only be

received after

the first

lien has

been repaid

and thus

represents a

riskier investment

than
the first lien.

‘Secondary Stress Tests’

Secondary stress tests

are used in

measuring potential losses

arising from illiquid

market risks

that cannot
be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate

(SOFR)’
A broad measure of

the cost of

borrowing cash overnight

collateralized by

U.S. Treasury
securities in the repurchase agreement (repo) market.
‘Securities

Financing

Transactions

(SFT)’

In

the

context

of

RWAs,

any

of

the

following

transactions:

a

repurchase

transaction,

a
securities or commodities

lending or

borrowing transaction,

or a margin

lending transaction

whereby cash

collateral is

received or
paid in respect of the transfer of a related asset.

‘Securities

financing

transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add-on

calculated

as

exposure

less
collateral, taking into account master

netting agreements.
‘Securities lending arrangements’

Arrangements whereby securities

are legally transferred

to a third party

subject to an agreement
to

return

them at

a

future

date.

The

counterparty

generally

provides

collateral

against

non

performance

in

the form

of

cash or
other assets.

‘Securitisation’

Typically,

a process by which debt

instruments such as mortgage

loans or credit card balances

are aggregated into

a
pool, which

is used

to back

new securities.

A company

sells assets

to a

special purpose

vehicle (SPV)

which then

issues securities
backed by the assets. This allows

the credit quality of the assets to

be separated from the credit

rating of the original borrower

and
transfers risk to external investors.

‘Set-off clauses’
In the context

of Counterparty credit

risk, contract

clauses that allow

Barclays to

set off

amounts owed to

us by a
counterparty against amounts owed by us to the counterparty.
‘Settlement

balances’

Are

receivables

or

payables

recorded

between

the date

(the

trade

date)

a

financial

instrument

(such

as

a
bond) is sold,

purchased or

otherwise closed out,

and the date

the asset

is delivered

by or

to the entity

(the settlement

date) and
cash is received or paid.
‘Settlement risk’

The risk that settlement in a transfer

system will not take

place as expected, usually owing to

a party defaulting on
one or more settlement obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on
quantitative and qualitative assessments.
‘Slotting’

Slotting is

a Basel 2

approach that

requires a

standard set

of rules

to be

used in the

calculation of

RWAs, based

upon an
assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the

Slotting
approach are detailed in BIPRU 4.5.
‘Sovereign exposure(s)’

Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market

risk’

A risk

that is

due to

the individual

nature of

an asset

and can

potentially be

diversified or

the risk

of a

price
change in an investment due to factors

related to the issuer or,

in the case of a derivative, the issuer of the underlying investment.

Glossary of Terms

Barclays PLC

‘Spread risk’

Measures the

impact

of changes

to the

swap spread,

i.e. the

difference

between swap

rates

and government

bond
yields.

‘SRB ALRB’

The systemic risk buffer (SRB) additional leverage

ratio buffer (ALRB) is firm specific requirement

set by the PRA using its
powers under section 55M

of the Financial Services and

Markets Act (2000).

Barclays is required

to hold an amount

of CET1 capital
that is equal to or greater than its ALRB.
‘Stage 1’

This represents financial

instruments where the credit

risk of the financial instrument

has not increased significantly

since
initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage

2’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

increased

significantly

since
initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’

This represents financial

instruments where the financial

instrument is considered impaired.

Stage 3 financial instruments
are required to recognise a lifetime expected credit

loss allowance.
‘Standard & Poor’s’

A credit rating agency.

‘Standby

facilities,

credit

lines

and

other

commitments’

Agreements

to

lend

to

a

customer

in

the

future,

subject

to

certain
conditions. Such

commitments are

either made

for a

fixed

period, or

have

no specific

maturity but

are cancellable

by the

lender
subject to notice requirements.

‘Statutory’

Line items

of income,

expense, profit

or loss,

assets, liabilities or

equity stated

in accordance

with the

requirements of
the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).
‘Statutory return on average

shareholders’ equity’

Statutory profit after tax

attributable to ordinary shareholders as a

proportion of
average shareholders’ equity.

‘STD’ / ‘Standardised Approach’

A method of calculating RWAs

that relies on a mandatory

framework set by the regulator

to derive
risk weights based on counterparty type and a credit rating provided by an External

Credit Assessment Institute.

‘Sterling Over

Night Index

Average

(SONIA)’

Reflects bank

and building

societies’ wholesale

overnight funding

rates in

the sterling
unsecured market administrated and calculated

by the Bank of England.
‘Stress Testing’

A process

which involves

identifying possible

future adverse

events or

changes in

economic conditions

that could
have

unfavourable

effects

on

the

Barclays

Group

(either

financial

or

non-financial),

assessing

the

Barclays

Group’s

ability

to
withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed

Value

at

Risk

(SVaR)’
An

estimate

of

the

potential

loss

arising

from

a

12-month

period

of

significant

financial

stress
calibrated to 99% confidence level over a 10-day

holding period.
‘Structured entity’

An entity in which voting or similar

rights are not the dominant factor

in deciding control. Structured

entities are
generally created to achieve a narrow

and well defined objective with restrictions around their ongoing activities.
‘Structural

hedge’

/

‘hedging’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

and

to

smoothen

the

income

over

a
medium/long term

on positions

that exist

within the

balance sheet

and do

not re-price

in line

with market

rates. See

also ‘Equity
structural hedge’ and ‘Product structural hedge’.

‘Structural model of

default’
A model based on

the assumption that

an obligor will

default when its

assets are insufficient

to cover
its liabilities.
‘Structured credit’

Includes legacy

structured

credit

portfolio primarily

comprising

derivative

exposure

and financing

exposure

to
structured credit vehicles.
‘Structured finance/notes’

A structured note is an investment

tool that pays a return

linked to the value or

level of a specified asset
or index

and sometimes

offers

capital

protection

if the

value

declines. Structured

notes can

be linked

to equities,

interest

rates,
funds, commodities and foreign currency.
‘Sub-prime’

Sub-prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories

that

include

payment
delinquencies

and

potentially

more

severe

problems

such as

court

judgments

and

bankruptcies.

They

may

also

display

reduced
repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’

Liabilities which,

in the

event of

insolvency or

liquidation of

the issuer,

are subordinated

to the

claims of
depositors and other creditors of the issuer.

‘Supranational bonds’
Bonds issued

by an

international organisation,

where membership

transcends national

boundaries (e.g.

the
European Union or World Trade

Organisation).
‘Synthetic Securitisation Transactions’   Securitisation transactions effected through the use of derivatives.
‘Systemic

Risk

Buffer’

CET1

capital

that

may

be required

to

be held

as

part

of

the Combined

Buffer

Requirement

increasing

the
capacity of UK banks to absorb stress and limiting the damage to the economy as a result of restricted lending.

Glossary of Terms

Barclays PLC

‘Tangible net

asset value’

Shareholders’ equity

excluding

non-controlling

interests

adjusted for

the deduction

of intangible

assets
and goodwill.

‘Tangible

net

asset

value

per

share

(TNAV)’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and
other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Tangible shareholders’

equity’

Shareholders’ equity

excluding non-controlling

interests and

other equity

instruments adjusted

for
the deduction of intangible assets and goodwill.

‘Term premium’

Additional interest required by investors

to hold assets with a longer period to maturity.

‘The Fundamental Review

of the Trading

Book (FRTB)’

Is a comprehensive

suite of capital

rules developed by

the Basel Committee
on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.
‘The Standardised

Approach (TSA)’
Under the

TSA, banks

are required

to hold

regulatory

capital for

operational

risk equal

to the
annual average, calculated over a rolling

three-year period, of the relevant income indicator

(across all business lines), multiplied by
a supervisory defined percentage factor by business lines.
‘The three

lines of

defence’
The

three lines

of defence

operating

model enables

Barclays

to separate

risk management

activities
between those client facing areas

of the Barclays Group

and associated support functions responsible

for identifying risk, operating
within applicable limits

and escalating

risk events

(first line);

colleagues in

Risk and Compliance

who establish

the limits,

rules and
constraints

under which

the first

line operates

and monitors

their performance

against those

limits and

constraints

(second line);
and,

colleagues

in

Internal

Audit

who

provide

assurance

to

the

Board

and

Executive

Management

over

the

effectiveness

of
governance,

risk

management

and

control

over

risks

(third

line).

The

Legal

function

does

not

sit

in

any

of

the

three

lines,

but
supports them

all. The

Legal function

is, however,

subject to

oversight

from Risk

and Compliance

with respect

to operational

and
conduct risks.
‘Tier 1 capital’

The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’

The ratio which expresses Tier 1 capital as a percentage of

RWAs under CRR.

‘Tier 2

(T2)

capita
l’

A

type of

capital

as

defined

in

the CRR

principally

composed

of

capital

instruments,

subordinated

loans

and
share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’

Securities that are treated as Tier 2 (T2) capital in the context of CRR.

‘Total capital ratio’
Total Regulatory

capital as a percentage of RWAs.
‘Total Loss

Absorbing Capacity (TLAC)’

A standard published

by the FSB

which is applicable to

G-SIBs and requires

a G-SIB to

hold a
prescriptive

minimum

level

of

instruments

and

liabilities

that

should

be

readily

available

for

bail-in

within

resolution

to

absorb
losses and recapitalise the institution.
‘Total outstanding balance’
In retail banking,

total outstanding

balance is defined as

the gross month-end

customer balances on

all
accounts including accounts charged off to recoveries.

‘Total

return swap’

An instrument

whereby the seller

of protection

receives the full

return of

the asset, including

both the income
and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Total balances on forbearance

programmes coverage

ratio’

Impairment allowance held against

Forbearance balances expressed

as
a percentage of balance in forbearance.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’
All positions in financial instruments and commodities

held by an institution either with

trading intent, or in order

to
hedge positions held with trading intent.
‘Traditional

Securitisation Transactions’

Securitisation transactions

in which

an underlying

pool of

assets generates

cash flows

to
service payments to investors.
‘Transitional’

When a

measure

is

presented

or

described as

being

on a

transitional

basis, it

is calculated

in

accordance

with the
transitional provisions set out in Part Ten

of CRR.
‘Treasury and Capital Risk’

This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.
‘Twelve month

expected credit

losses’

The portion

of the

lifetime ECL

arising if

default occurs

within 12

months of

the reporting
date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’

The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’

Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’

Geographic segment where Barclays operates

comprising the UK. Also see ‘Europe’.

‘UK Bank levy’

A levy that applies

to UK banks, building

societies and the UK

operations of foreign

banks. The levy is

payable based
on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

Glossary of Terms

Barclays PLC

‘UK

leverage

exposure’
Is

calculated

as

per

the

PRA

rulebook,

where

the

exposure

calculation

also

includes

the

FPC’s
recommendation to

allow banks

to exclude

claims on

the central

bank from

the calculation

of the

leverage exposure

measure, as
long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘UK

leverage

ratio’
As per

the PRA

rulebook, means

a bank’s

tier 1

capital

divided by

its

total

exposure

measure,

with this

ratio
expressed as a percentage.
‘Unfunded credit

protection’

Is a

technique of

credit risk

mitigation

where the

reduction of

the credit

risk on

the exposure

of an
institution

derives

from

the

obligation

of

a

third

party

to

pay

an

amount

in

the

event

of

the

default

of

the

borrower

or

the
occurrence of other specified credit events.
‘US

Partner

Portfolio’

Co-branded

credit

card

programs

with

companies

across

various

sectors

including

travel,

entertainment,
retail and financial sectors.
‘US Residential Mortgages’

Securities that represent interests in a group

of US residential mortgages.

‘Valuation

weighted

Loan

to

Value

(LTV)

Ratio’

In

the

context

of

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating marked to market

LTVs

derived by comparing total outstanding

balance and the value of

total collateral we

hold against
these

balances.

Valuation

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

total

outstandings

in
portfolio/total property values of total outstandings

in portfolio.
‘Value at Risk

(VaR)’

A measure of the potential

loss of value arising

from unfavourable

market movements at

a specific confidence
level and within a specific timeframe.
‘Weighted

off

balance

sheet

commitments’

Regulatory

add-ons

to

the

leverage

exposure

measure

based

on

credit

conversion
factors used in the Standardised Approach to credit

risk.
‘Wholesale loans’ / ‘lending’

Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off (gross)’

The point where

it is determined

that an asset

is irrecoverable,

or it is

no longer considered

economically viable
to try

to recover

the asset

or it

is deemed

immaterial

or full

and final

settlement

is reached

and the

shortfall written

off.

In the
event of write-off,

the customer balance is removed from the balance

sheet and the impairment allowance held against

the asset is
released. Net write-offs represent gross write-offs

less post write-off recoveries.

‘Wrong-way

risk’
Arises,

in

a

trading

exposure,

when

there

is

significant

correlation

between

the

underlying

asset

and

the
counterparty, which in the event

of default would lead to a significant mark to market

loss. When assessing the credit exposure of a
wrong-way

trade,

analysts

take

into

account

the

correlation

between

the

counterparty

and

the

underlying

asset

as

part

of

the
sanctioning process.